
09012159

Nathan's Famous

SINCE 1916

More Than Just the Best Hot Dog!

UAL REPORT



(in thousands, except per share amounts)	2009	2008	2007	2006
	Fiscal Year[1]			
Selected Consolidated Financial Data:				
Revenues from continuing operations	**$49,221**	$47,225	$42,803	$38,046
Income from continuing operations[2]	**$ 4,958**	$ 4,781	$ 4,272	$ 2,796
Income from discontinued operations[2],[3]	**$ 2,524**	$ 1,774	$ 1,271	$ 2,881
Net income[3]	**$ 7,482**	$ 6,555	$ 5,543	$ 5,677
Basic income per share				
Income from continuing operations[2]	**$ 0.84**	$ 0.79	$ 0.73	$ 0.50
Income from discontinued operations[2],[3]	**$ 0.43**	$ 0.29	$ 0.22	$ 0.52
Net income per share[3]	**$ 1.27**	$ 1.08	$ 0.95	$ 1.02
Diluted income per share[2],[3]				
Income from continuing operations[2]	**$ 0.80**	$ 0.74	$ 0.67	$ 0.43
Income from discontinued operations[2],[3]	**$ 0.41**	$ 0.27	$ 0.20	$ 0.44
Net income per share[3]	**$ 1.21**	$ 1.01	$ 0.87	$ 0.87
Weighted average shares used in computing income per share				
Basic	**5,898**	6,085	5,836	5,584
Diluted	**6,180**	6,502	6,341	6,546
Total assets	**$49,824**	$51,202	$46,575	$37,423
Stockholders' equity	**$41,849**	$42,608	$35,879	$28,048

(1) Our fiscal year ends on the last Sunday in March which results in a 52- or 53-week year. Fiscal years 2009, 2007, and 2006 consisted of 52 weeks. Fiscal 2008 consisted of 53 weeks.

(2) Results have been adjusted to reflect the sale of NF Roasters Corp. in April 2008, the sale of Miami Subs Corporation, including a leasehold interest in May 2007, the sale of vacant land and an adjacent leasehold interest during the years during the fiscal years ended March 25, 2007 and March 26, 2006 for the reclassification of the operating results to discontinued operations.

(3) The fiscal years ended March 29, 2009, March 30, 2008, March 25, 2007 and March 26, 2006 include gains of $3,906, $2,489, $400 and $2,917, respectively, before income taxes, from the sale of NF Roasters Corp. in April 2008, the sale of Miami Subs Corporation, including a leasehold interest in May 2007 and the sale of a vacant piece of land in Coney Island, NY, and an adjacent leasehold interest in July 2005.

Corporate Profile

Nathan's began as a nickel hot dog stand in Coney Island in 1916 and has become a much-loved "New York institution" now available throughout the United States and overseas.

Through our innovative points-of-distribution strategies, Nathan's products are marketed within our restaurant system and throughout a broad spectrum of other foodservice and retail environments. Our Programs provide for the sale of Nathan's World Famous Beef Hot Dogs, crinkle-cut French fries and other famous favorites to foodservice locations nationwide. Nathan's products are also featured in supermarkets and club stores throughout the United States and are being marketed on television by QVC. In total, Nathan's products are marketed for sale in over 40,000 locations.

Successful market penetration of our highly recognized valued brand and products, through a wide variety of distribution channels, continues to provide new and exciting growth opportunities for our Company.


Revenues from Continuing Operations
($ in millions)
$38.0
$42.8
$47.2
$49.2
'06
'07
'08
'09
Income from Continuing Operations(2)
($ in millions)
$2.8
$4.3
$4.8
$5.0
'06
'07
'08
'09
Stockholders' Equity
($ in millions)
$28.0
$35.9
$42.6
$41.8
'06
'07
'08
'09

SHAREHOLDER'S LETTER


ERIC GATOFF


WAYNE NORBITZ

Fiscal 2009 was another exciting year for Nathan's Famous.

Despite a difficult economic climate, we achieved our sixth consecutive year of increased revenues and profits from continuing operations. Our positive results reaffirm the strength of the Nathan's Famous brand, the soundness of our business model, and the dedication of all of our employees, operators, franchisees and licensees.

Strategically, our focus for a number of years has been to increase the number and types of points of distribution for Nathan's Famous products. This strategy continues to drive our success and its application has transformed Nathan's Famous from a regional quick service restaurant concept to an internationally recognized brand with a variety of unique products sold through several different channels of distribution. As a result, at Fiscal Year End, Nathan's Famous products were marketed for sale at over 40,000 foodservice and retail locations throughout all 50 states, the District of Columbia, Puerto Rico, Guam, the U.S. Virgin Islands and 5 foreign countries.

Our marketing efforts continue to prove successful as well. The pinnacle of that success is our annual Nathan's Famous July 4th International Hot Dog Eating Contest. The contest has become a truly singular event, providing global visibility for the Nathan's Famous brand. This past year, we were joined by more than 30,000 spectators in Coney Island, as well as millions more tuning in to watch live on ESPN. The great Joey Chestnut prevailed again, ensuring that the coveted Mustard Yellow Belt would remain on American soil for another year, although he needed the first overtime in the 93 year history of the event to hold off the return of a healthy Takeru Kobayashi. As always, we look forward to continuing this rite of summer well into the future.

This year also saw Nathan's Famous reinforce its position as the official hot dog of New York Baseball. Through new long-term agreements with each team, we renewed our sponsorships with the New York Yankees and New York Mets, each of whom unveiled spectacular, state-of-the-art stadiums that feature enhanced marketing presence for our brand, along with increased opportunities for the sale and exposure of a number of Nathan's Famous menu items, including our World Famous Beef Hot Dogs and crinkle cut French fries. We view our partnerships with both teams as core to our consumer marketing efforts, and we are excited that our positive relationships with the Yankees, Mets and all New York baseball fans will continue well into the future.

FINANCIAL RESULTS:

For Fiscal 2009, earnings from continuing operations increased by 3.7% to $4,956,940. Total revenue increased by 4.2% to $49,228,422. Net income increased by 14% to $7,481,321, and earnings per share increased $0.20, or 20%, to $1.21 per diluted share.

Restaurant Operations:

Revenues derived from our system of franchised and licensed restaurant units decreased by 7% during Fiscal 2009 to $4,620,110. During the year, we opened 46 new Nathan's Famous franchised units, including 43 domestically and 3 internationally.


SINCE 1916
Nathan's


Nathan's
FAMOUS

Unit growth in Fiscal 2009 included the further rollout of our Branded Menu Program, which involves the franchising of a streamlined Nathan's Famous prototype featuring our signature, World Famous Beef Hot Dogs and French fries. We believe the structure of the program (reduced initial fee, no royalties and limited space and capital requirements) makes it very attractive to many operators in different segments of the foodservice industry, and in our second full year operating the program, we successfully opened 30 units.

In our company-owned restaurants, sales decreased by 4.8% to $12,510,665.

The Branded Products Program:
Sales in the Branded Products Program, which features the sale of Nathan's World Famous Beef Hot Dogs to the foodservice industry, increased by 12.3% to $23,181,720 during Fiscal 2009. Pursuant to our branded products program, Nathan's World Famous Beef Hot Dogs are sold in over 13,000 foodservice locations throughout the United States, including more than 700 K-Marts and Sears Grand retail locations, about 750 Auntie Anne's pretzel outlets, and in approximately 570 Sam's Club stores. Our hot dogs are now available for sale by many of the largest U.S. foodservice distributors and may be found in many movie theaters, convenience stores, amusement venues and sports stadiums, including Yankee Stadium and Citi Field.

Product Licensing:
During Fiscal 2009, license royalties increased by 24% to $6,008,848. Leveraging our highly-visible and valued Nathan's Famous brand at retail continues to provide increased revenues. Today, a sample of the most popular products sold include a wide variety of Nathan's World Famous Beef Hot Dogs, as well as Nathan's Famous French fries, mustards, pickles, potato pancakes, onion rings, potato chips, franks 'n blankets and mini bagel dogs.

STRATEGIC DEVELOPMENTS:
As mentioned above, we have continued to implement our brand marketing and points-of-distribution strategy. As a result, we believe that the prominence of the Nathan's Famous brand and the presentation of Nathan's Famous products are greater today than ever before. We intend to devote our energies and resources to the continuation of this successful strategy. Consistent with this outlook, we announced the sale of our NF Roasters Corp. subsidiary on April 23, 2008, which resulted in a pre-tax gain during fiscal 2009 of $3,656,000.

STOCK REPURCHASES:
Throughout Fiscal 2009, we repurchased 693,806 shares of common stock at a cost of $9,712,000, underscoring our belief that such purchases continue to be an attractive investment that will help build shareholder value.

IN CONCLUSION:
Our focused strategies, creative approaches, and ever-expanding opportunities are expected to afford us with the ability to continue to expose the Nathan's Famous brand and advance the sale of Nathan's Famous products through a broad variety of environments and distribution channels. As we seek to continue to expand and pursue profitable, new opportunities, we will retain our steadfast commitment to quality and endeavor to serve our shareholders responsibly. We remain extremely appreciative of your continued support.




ERIC GATOFF
Chief Executive Officer

WAYNE NORBITZ
President and Chief Operating Officer


Nathan's
FAMOUS

SELECTED CONSOLIDATED FINANCIAL DATA

(In thousands, except per share amounts)	Fiscal Years Ended[1]				
	March 29, 2009	March 30, 2008[2]	March 25, 2007[2]	March 26, 2006[2]	March 27, 2005[2]
Statement of Earnings Data:					
Revenues:					
Sales	**$37,480**	$36,259	$33,425	$29,785	$23,296
Franchise fees and royalties	**4,613**	4,962	4,439	4,169	3,709
License royalties, interest and other income	**7,128**	6,004	4,939	4,092	3,664
Total revenues	**49,221**	47,225	42,803	38,046	30,669
Costs and Expenses:					
Cost of sales	**28,774**	27,070	24,080	22,225	17,266
Restaurant operating expenses	**3,361**	3,257	3,187	3,172	3,054
Depreciation and amortization	**809**	764	742	760	856
General and administrative expenses	**9,299**	8,926	8,216	7,484	7,060
Interest expense	**—**	—	—	—	2
Recovery of property taxes	**(441)**	—	—	—	—
Total costs and expenses	**41,802**	40,017	36,225	33,641	28,238
Income from continuing operations before provision for income taxes	**7,419**	7,208	6,578	4,405	2,431
Income tax expense	**2,461**	2,427	2,306	1,609	738
Income from continuing operations	**4,958**	4,781	4,272	2,796	1,693
Discontinued Operations					
Income from discontinued operations before provision for income taxes[3]	**3,914**	2,824	2,104	4,733	1,781
Provision for income taxes	**1,390**	1,050	833	1,852	737
Income from discontinued operations	**2,524**	1,774	1,271	2,881	1,044
Net income[5]	**$ 7,482**	$ 6,555	$ 5,543	$ 5,677	$ 2,737
Basic Income Per Share:					
Income from continuing operations	**$ 0.84**	$ 0.79	$ 0.73	$ 0.50	$ 0.32
Income from discontinued operations	**0.43**	0.29	0.22	0.52	0.20
Net income[5]	**$ 1.27**	$ 1.08	$ 0.95	$ 1.02	$ 0.52
Diluted Income Per Share:					
Income from continuing operations	**$ 0.80**	$ 0.74	$ 0.67	$ 0.43	$ 0.28
Income from discontinued operations	**0.41**	0.27	0.20	0.44	0.17
Net income[5]	**$ 1.21**	$ 1.01	$ 0.87	$ 0.87	$ 0.45
Dividends	**—**	—	—	—	—
Weighted average shares used in computing net income per share					
Basic	**5,898**	6,085	5,836	5,584	5,307
Diluted	**6,180**	6,502	6,341	6,546	6,080

(continued)

SELECTED CONSOLIDATED FINANCIAL DATA

(continued)

(In thousands, except per share amounts)	Fiscal Years Ended[1] March 29, 2009	March 30, 2008[2]	March 25, 2007[2]	March 26, 2006[2]	March 27, 2005[2]
Balance Sheet Data at End of Fiscal Year:					
Working capital	**$35,303**	$35,650	$27,375	$19,075	$14,009
Total assets	**49,824**	51,202	46,575	37,423	31,269
Long-term debt, net of current maturities	**—**	—	—	31	692
Stockholders' equity	**$41,849**	$42,608	$35,879	$28,048	$21,356
Selected Restaurant Operating Data:					
Company-owned restaurant sales[4]	**$12,511**	$13,142	$11,863	$11,419	$11,538
Number of Units Open at End of Fiscal Year:					
Company-owned restaurants	**5**	6	6	6	6
Franchised	**249**	224	196	192	174

Notes to Selected Financial Data

(1) Our fiscal year ends on the last Sunday in March, which results in a 52- or 53-week year. The fiscal year ended March 29, 2009 is on the basis of a 52-week reporting period as were the fiscal years ended March 25, 2007, March 26, 2006 and March 27, 2005 whereas the fiscal year ended March 30, 2008 was on the basis of 53-week reporting period.

(2) Results have been adjusted to reflect the sales of NF Roasters Corp. during the fiscal year ended March 29, 2009 and Miami Subs Corporation, including leasehold interest during the fiscal year ended March 30, 2008, the sale of vacant land and an adjacent leasehold interest during the fiscal years ended March 25, 2007 and March 26, 2006, and the closure of one restaurant during the fiscal year ended March 27, 2005, in each case for the reclassification of the operating results to discontinued operations.

(3) The fiscal years ended March 29, 2009, March 30, 2008, March 25, 2007, and March 26, 2006, include gains of $3,906, $2,489, $400 and $2,917 respectively, from the sales of NF Roasters Corp. in April 2008, Miami Subs Corporation in May 2007 and the sale of a vacant piece of land in Coney Island, NY, including an adjacent leasehold interest in July 2005.

(4) Company-owned restaurant sales represent sales from restaurants presented within continuing operations and discontinued operations.

(5) See Notes A, B and G of the Consolidated Financial Statements for any accounting changes, business combinations or dispositions of business operations that materially affect the comparability of the information presented.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

We are engaged primarily in the marketing of the "Nathan's Famous" brand and the sale of products bearing the "Nathan's Famous" trademarks through several different channels of distribution. Historically, our business has been the operation and franchising of quick-service restaurants featuring Nathan's World Famous Beef Hot Dogs, crinkle-cut French-fried potatoes, and a variety of other menu offerings. Our Company-owned and franchised units operate under the name "Nathan's Famous," the name first used at our original Coney Island restaurant opened in 1916. Nathan's licensing program began in 1978 by selling packaged hot dogs and other meat products to retail customers through supermarkets or grocery-type retailers for off-site consumption. During fiscal 1998, we introduced our Branded Product Program, which enables foodservice retailers to sell some of Nathan's proprietary products outside of the realm of a traditional franchise relationship. In conjunction with this program, foodservice operators are granted a limited use of the Nathan's Famous trademark with respect to the sale of Nathan's World Famous Beef Hot Dogs and certain other proprietary food items and paper goods. During fiscal 2008, we launched our Branded Menu Program, under which foodservice operators may sell a greater variety of Nathan's Famous menu items than under the Branded Product Program.

In addition to the Nathan's Famous brand, we have also had involvement with a number of other restaurant concepts and/or brands. On April 1, 1999, we became the franchisor of the Kenny Rogers Roasters restaurant system by acquiring the intellectual property rights, including trademarks, recipes and franchise agreements of Roasters Corp. and Roasters Franchise Corp. On September 30, 1999, we completed our acquisition of the outstanding common stock of Miami Subs Corporation, which also provided us with co-branding rights to the Arthur Treacher's brand in the United States allowing us to franchise and co-brand the Miami Subs and Arthur Treacher's brands. On February 28, 2006, we acquired all of the intellectual property rights, including, but not limited to, trademarks, trade names, and recipes, of the Arthur Treacher's Fish N Chips Brand. On June 7, 2007, Nathan's completed the sale of its wholly-owned subsidiary, Miami Subs Corporation, the franchisor of the Miami Subs brand, effective as of May 31, 2007 in exchange for $3,250,000, consisting of $850,000 cash and the purchaser's promissory note in the principal amount of $2,400,000 (the "MSC Note"). On April 23, 2008, Nathan's completed the sale of its wholly-owned subsidiary, NF Roasters Corp., franchisor of the Kenny Rogers brand in exchange for approximately $4,000,000 in cash. Notwithstanding the sale of Miami Subs Corporation and NF Roasters Corp., we are entitled to continue using the Kenny Rogers trademarks and service marks in our then-existing Nathan's restaurant locations.

Our revenues are generated primarily from selling products under Nathan's Branded Product Program, operating Company-owned restaurants, franchising the Nathan's restaurant concept (including under the Branded Menu Program) and licensing agreements for the sale of Nathan's products within supermarkets and club stores, the manufacture of certain proprietary spices and the sale of Nathan's products directly to other foodservice operators.

In addition to plans for expansion through franchising, licensing and our Branded Product Program, Nathan's continues to co-brand within its restaurant system. At March 29, 2009, the Arthur Treacher's brand was being sold within 58 Nathan's restaurants.

The following summary reflects the franchise openings and closings, excluding the Kenny Rogers Roasters franchise system which was sold on April 23, 2008, for the fiscal years ended March 29, 2009, March 30, 2008, March 25, 2007, March 26, 2006 and March 27, 2005.

	March 29, 2009	March 30, 2008	March 25, 2007	March 26, 2006	March 27, 2005
Franchised restaurants operating at the beginning of the period	**224**	196	192	174	147
New franchised restaurants opened during the period	**46**	46	21[(a)]	27	36
Franchised restaurants closed during the period	**(21)**	(18)	(17)	(9)	(9)
Franchised restaurants operating at the end of the period	**249**	224	196	192	174

(a) Includes the opening of two test Branded Menu Program outlets.

At March 29, 2009, our franchise system consisted of 249 Nathan's Famous franchised units located in 25 states and four foreign countries. We also operated five Company-owned Nathan's units, including one seasonal location, within the New York metropolitan area.

Critical Accounting Policies and Estimates

Our consolidated financial statements and the notes to our consolidated financial statements contain information that is pertinent to management's discussion and analysis. The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities. We believe the following critical accounting policies involve additional management judgment due to the sensitivity of the methods, assumptions and estimates necessary in determining the related asset and liability amounts.

Revenue Recognition

Sales by Company-owned restaurants, which are typically paid in cash by the customer, are recognized upon the performance of services. Sales are presented net of applicable sales tax.

In connection with its franchising operations, Nathan's receives initial franchise fees, development fees, royalties, and in certain cases, revenue from sub-leasing restaurant properties to franchisees.

Franchise and area development fees, which are typically received prior to completion of the revenue recognition process, are recorded as deferred revenue. Initial franchise fees, which are non-refundable, are recognized as income when substantially all services to be performed by Nathan's and conditions relating to the sale of the franchise have been performed or satisfied, which generally occurs when the franchised restaurant commences operations. The following services are typically provided by Nathan's prior to the opening of a franchised restaurant:

- Approval of all site selections to be developed.
- Provision of architectural plans suitable for restaurants to be developed.
- Assistance in establishing building design specifications, reviewing construction compliance and equipping the restaurant.
- Provision of appropriate menus to coordinate with the restaurant design and location to be developed.
- Provision of management training for the new franchisee and selected staff.
- Assistance with the initial operations and marketing of restaurants being developed.

Development fees are non-refundable and the related agreements require the franchisee to open a specified number of restaurants in the development area within a specified time period or Nathan's may cancel the agreements. Revenue from development agreements is deferred and recognized ratably over the term of the agreement or as restaurants in the development area commence operations on a pro rata basis to the minimum number of restaurants required to be open, or at the time the development agreement is effectively canceled.

Nathan's recognizes franchise royalties, which are generally based upon a percentage of sales made by Nathan's franchisees, when they are earned and deemed collectible. Franchise fees and royalties that are not deemed to be collectible are not recognized as revenue until paid by the franchisee, or until collectibility is deemed to be reasonably assured. The number of non-performing units is determined by analyzing the number of months that royalties have been paid during a period. When royalties have been paid for less than the majority of the time frame reported, such location is deemed non-performing. Accordingly, the number of non-performing units may differ between the quarterly results and year-to-date results.

Nathan's recognizes revenue from the Branded Product Program when it is determined that the products have been delivered via third party common carrier to Nathan's customers. Rebates to customers are recorded as a reduction to sales. Nathan's recognizes revenue from its Branded Menu Program for the sale of hot dogs in the same way as for its Branded Product Program, and royalty income when it has been determined that other qualifying products have been sold by the manufacturer to Nathan's Branded Menu Program franchisees.

Revenue from sub-leasing properties is recognized as income as the revenue is earned and becomes receivable and deemed collectible. Sub-lease rental income is presented net of associated lease costs in the consolidated statements of earnings.

Nathan's recognizes revenue from royalties on the licensing of the use of its name on certain products produced and sold by outside vendors. The use of the Nathan's name and symbols must be approved by Nathan's prior to each specific application to ensure proper quality and project a consistent image. Revenue from license royalties is recognized when it is earned and deemed collectible.

In the normal course of business, we extend credit to franchisees and licensees for the payment of ongoing royalties and to trade customers of our Branded Product Program. Accounts and other receivables, net, as shown on our consolidated balance sheets are net of allowances for doubtful accounts. An allowance for doubtful accounts is determined through analysis of the aging of accounts receivable at the date of the financial statements, assessment of collectibility based upon historical trends and an evaluation of the impact of current and projected economic conditions. In the event that the collectibility of a receivable at the date of the transaction is doubtful, the associated revenue is not recorded until the facts and circumstances change in accordance with Staff Accounting Bulletin ("SAB") No. 104, "Revenue Recognition." The Company writes off accounts receivable when they are deemed uncollectible.

Impairment of Goodwill and Other Intangible Assets

Statement of Financial Accounting Standards No. 142, "Goodwill and Other Intangible Assets," ("SFAS No. 142") requires that goodwill and intangible assets with indefinite lives not be amortized but tested annually (or more frequently if events or changes in circumstances indicate the carrying value may not be recoverable) for impairment. The most significant assumptions, which are used in this test, are estimates of future cash flows. We typically use the same assumptions for this test as we use in the development of our business plans. If these assumptions differ significantly from actual results, impairment charges may be required in the future. We conducted our annual impairment tests and no goodwill or other intangible assets were determined to be impaired during the fifty-two week period ended March 29, 2009, the fifty-three week period ended March 30, 2008 and the fifty-two week period ended March 25, 2007.

Impairment of Long-Lived Assets

Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," ("SFAS No. 144") requires management to make judgments regarding the future operating and disposition plans for under-performing assets, and estimates of expected realizable values for assets to be sold. We evaluate possible impairment of each restaurant individually and record an impairment charge whenever we determine that impairment factors exist. We consider a history of restaurant operating losses to be the primary indicator of potential impairment of a restaurant's carrying value. During the fifty-two week period ended March 29, 2009, the fifty-three week period ended March 30, 2008 and the fifty-two week period ended March 25, 2007, no impairment charges on long-lived assets were recorded.

Impairment of Notes Receivable

Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan," as amended, requires management judgments regarding the future collectibility of notes receivable and the underlying fair market value of collateral. We consider the following factors when evaluating a note for impairment: a) indications that the borrower is experiencing business problems, such as payment history, operating losses, marginal working capital, inadequate cash flow or business interruptions; b) whether the loan is secured by collateral that is not readily marketable; and/or c) whether the collateral is susceptible to deterioration in realizable value. When determining possible impairment, we also expect to assess the debtor's ability to meet its obligation over the projected note term and our future intention to enter into a new lease or extend the lease beyond the minimum lease term, if applicable. During the fifty-two week period ended March 29, 2009, the fifty-three week period ended March 30, 2008 and the fifty-two week period ended March 25, 2007, no impairment charges on notes receivable were recorded.

Stock-Based Compensation

As discussed in Note B of the Notes to Consolidated Financial Statements, we have various share-based compensation plans that provide stock options and restricted stock awards for certain employees and non-employee directors to acquire shares of our common stock. We consider the following factors in determining the value of stock based compensation:

a) expected option term based upon expected termination behavior;
b) volatility based upon historical price changes of the Company's common stock over a period equal to the expected life of the option;
c) expected dividend yield; and
d) risk free interest rate on date of grant.

During fiscal years ended March 29, 2009, March 30, 2008, and March 25, 2007, we recorded share-based compensation expense of $492,000, $432,000, and $367,000, respectively. (See Note B of the Consolidated Financial Statements for a discussion of assumptions used to determine the fair value of share-based compensation.)

Income Taxes

The Company's current provision for income taxes is based upon its estimated taxable income in each of the jurisdictions in which it operates, after considering the impact on our taxable income of temporary differences resulting from different treatment of items such as depreciation, estimated self-insurance liabilities, allowance for doubtful accounts and tax credits and net operating losses ("NOL") for tax and reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

Uncertain Tax Positions

The Financial Accounting Standards Board ("FASB") issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for Income Taxes" ("FIN No. 48"), which was adopted by the Company on March 26, 2007. FIN No. 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN No. 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure requirements. (See Note J of the Notes to Consolidated Financial Statements.)

Adoption of New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), to eliminate the diversity in practice that existed due to the different definitions of fair value. SFAS No. 157 retained the exchange price notion in earlier definitions of fair value, but clarified that the exchange price is the price in an orderly transaction between market participants to sell an asset or liability in the principal or most advantageous market for the asset or liability. SFAS No. 157 stated that the transaction is hypothetical at the measurement date, considered from the perspective of the market participant who holds the asset or liability. As such, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price), as opposed to the price that would be paid to acquire the asset or received to assume the liability at the measurement date (an entry price). SFAS No. 157 also established a three-level hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In February 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Nathan's adopted the provisions of SFAS No. 157 on March 31, 2008 and elected the deferral option for non-financial assets and liabilities. The effect on our consolidated financial position and results of operations of adopting this standard was not significant.

In October 2008, the FASB issued FASB Staff Position No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP No. 157-3"). FSP No. 157-3 applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157. FSP No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key conditions in determining the fair value of a financial asset when the market for that financial asset is not active. FSP No. 157-3 became effective upon issuance, including prior periods for which financial statements have not been issued. Nathan's adopted the provisions of FSP No. 157-3 effective September 28, 2008. The effect on our consolidated financial position and results of operations of adopting this standard was not significant.

The effect on our consolidated financial position and results of operations of adopting these standards was not significant.

The valuation hierarchy established by SFAS No. 157 is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels are defined as follows:

- Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market.
- Level 2—inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability.
- Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability.

The following table presents the Company's assets and liabilities measured at fair value on a recurring basis as of March 29, 2009 by SFAS No. 157 valuation hierarchy: (in thousands)

	Level 1	Level 2	Level 3	Carrying Value
Marketable securities	$—	$25,670	$—	$25,670
Total assets at fair value	$—	$25,670	$—	$25,670

Nathan's marketable securities, which primarily represent municipal bonds, are not actively traded. The valuation of such bonds is based upon quoted market prices for similar bonds currently trading in an active market.

The carrying amounts of cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturity of the instruments. The carrying amount of the MSC Note receivable approximates fair value as determined using level three inputs as the current interest rate on such instrument approximates current market interest rates on similar instruments.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). This standard amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," with respect to accounting for a transfer to the trading category for all entities with available-for-sale and trading securities electing the fair value option. SFAS No. 159 allows companies to elect fair value accounting for many financial instruments and other items that currently are not required to be accounted for as such, allows different applications for electing the option for a single item or groups of items, and requires disclosures to facilitate comparisons of similar assets and liabilities that are accounted for differently in relation to the fair value option. Nathan's adopted the provisions of SFAS No. 159 on March 31, 2008. The adoption of SFAS No. 159 had no impact on our consolidated financial position and results of operations as Nathan's did not elect the fair value option to report its financial assets and liabilities at fair value and elected to continue the treatment of its marketable securities as available-for-sale securities with unrealized gains and losses recorded in accumulated other comprehensive income.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP. SFAS No. 162 became effective on November 15, 2008. We adopted SFAS No. 162 during our fiscal quarter ended December 28, 2008. Our adoption of SFAS No. 162 did not have any effect on our consolidated financial position and results of operations.

New Accounting Pronouncements Not Yet Adopted

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination.

The requirements of SFAS No. 141R and FSP No. 141R-1 are effective for fiscal years beginning on or after December 15, 2008, which for us is fiscal 2010. Earlier adoption is prohibited. The adoption of SFAS No. 141R and FSP No. 141R-1 will impact our accounting for future business combinations, if any.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008, which for us is the first quarter of fiscal 2010. Earlier adoption is prohibited. Based upon Nathan's current organization structure, we do not expect the implementation of SFAS No. 160 to have any impact on our consolidated financial position and results of operations.

In April 2008, the FASB issued FASB Staff Position No. 142-3 ("FSP No. 142-3"), "Determination of the Useful Life of Intangible Assets," which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets." FSP No. 142-3 is effective for fiscal years beginning after December 15, 2008, which for us is the first quarter of fiscal 2010. We do not expect the adoption of FSP No. 142-3 to have a material effect on our consolidated financial position and results of operations.

In June 2008, the FASB ratified Emerging Issues Task Force 08-3 ("EITF 08-3"), "Accounting by Lessees for Maintenance Deposits," which provides guidance for accounting for maintenance deposits paid by a lessee to a lessor. EITF 08-3 is effective for fiscal years beginning after December 15, 2008, which for us is the first quarter of fiscal 2010. We do not expect the adoption of EITF 08-3 to have a significant impact on our consolidated financial position and results of operations.

In April 2009, the FASB issued FASB Staff Position No. 141R-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arises from Contingencies" ("FSP No. 141R-1"), which provides guidelines on the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP No. 141R-1 provides that an acquirer shall recognize an asset acquired or a liability assumed in a business combination that arises from a contingency at fair value, at the acquisition date, if the acquisition-date fair value of that asset or liability can be determined during the measurement period. FSP No. 141R-1 provides guidance in the event that the fair value of an asset acquired or liability assumed cannot be determined during the measurement period. FSP No. 141R-1 provides that an acquirer shall develop a systematic and rational basis for subsequently measuring and accounting for assets and liabilities arising from contingencies and also provides for the disclosure requirements. FSP No. 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

In April 2009, the FASB issued FASB Staff Position No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly," ("FSP No. 157-4") which provides guidelines for a broad interpretation of when to apply market-based fair value measurements. FSP No. 157-4 reaffirms management's need to use judgment to determine when a market that was once active has become inactive and in determining fair values in markets that are no longer active. FSP No. 157-4 is effective for interim and annual periods ending after June 15, 2009, but may be early adopted for the interim and annual periods ending after March 15, 2009. Nathan's will adopt the provisions of FSP No. 157-4 on March 30, 2009. We do not expect the adoption of FSP No. 157-4 to have a material effect on our consolidated financial position and results of operations.

In April 2009, the FASB issued FASB Staff Position Nos. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments," ("FSP No. 115-2 and FSP No. 124-2") which segregate credit and noncredit components of impaired debt securities that are not expected to be sold. Impairments will still have to be measured at fair value in other comprehensive income. The FSPs also require some additional disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. These FSPs are effective for interim and annual periods ending after June 15, 2009, but may be early adopted for the interim and annual periods ending after March 15, 2009. Nathan's will adopt the provisions of FSP No. 115-2 and FSP No. 124-2 on March 30, 2009. We do not expect the adoption of FSP No. 115-2 and FSP No. 124-2 to have a material effect on our consolidated financial position and results of operations.

In April 2009, the FASB issued FASB Staff Position Nos. FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments," which increase the frequency of fair value disclosures to a quarterly basis instead of annually. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet at fair value. Prior to these FSPs, fair values for these assets and liabilities were only disclosed once a year. These FSPs are effective for interim and annual periods ending after June 15, 2009, but may be early adopted for the interim and annual periods ending after March 15, 2009. Nathan's will adopt the provisions of FSP No. 107-1 and APB No. 28-1 on March 30, 2009. We do not expect the adoption of FSP No. 107-1 and APB No. 28-1 to have a material effect on our consolidated financial position and results of operations.

Results of Operations

Fiscal Year Ended March 29, 2009 Compared to Fiscal Year Ended March 30, 2008

Revenues from Continuing Operations

Total sales increased by $1,221,000 or 3.4% to $37,480,000 for the fifty-two weeks ended March 29, 2009 ("fiscal 2009 period") as compared to $36,259,000 for the fifty-three weeks ended March 30, 2008 ("fiscal 2008 period"). Total sales generated during the extra week during the fiscal 2008 period were approximately $528,000. On a comparative basis, the sales increase would have been approximately $1,749,000 or 4.9%. Sales from the Branded Product Program increased by 12.3% to $23,182,000 for the fiscal 2009 period as compared to sales of $20,647,000 in the fiscal 2008 period. This increase was primarily attributable to price increases of 6.3%, increased sales volume of approximately 5.2% and the reversal of rebate accruals and forfeitures in the amount of 0.9%. Sales of Branded Products during the extra week in fiscal 2008 were approximately $316,000. Total Company-owned restaurant sales (representing four comparable Nathan's restaurants, one seasonal restaurant and one restaurant that was transferred to a franchisee on January 26, 2009) were $12,511,000 for the fiscal 2009 period as compared to $13,142,000 during the fiscal 2008 period. Sales at the five remaining Company-owned restaurants were $11,955,000 during the fiscal 2009 period, as compared to $12,382,000 during the fiscal 2008 period. Sales during the extra week in fiscal 2008 were approximately $212,000. Sales declined at our four comparable Company-owned restaurants commencing in September 2008 for the balance of the fiscal 2009 period, with the most severe decline during September and October 2008, with declines of 18.6% and 11.6%, respectively, from the same months in the fiscal 2008 period. We also realized a sales decline of 6.8% during the period from January through March 2009, after adjusting for the additional week in the fiscal 2008 period. We believe these declines were primarily due to the economic recession. During the fiscal 2009 period, sales to our television retailer were approximately $683,000 lower than the fiscal 2008 period. Nathan's products were on air 50 times during the fiscal 2009 period as compared to 55 times during the fiscal 2008 period, last year's airings included 15 "Try Me" special promotions and two, half-hour food shows, which have historically produced higher sales.

Franchise fees and royalties decreased by $349,000 or 7.0% to $4,613,000 in the fiscal 2009 period as compared to $4,962,000 in the fiscal 2008 period. Total royalties were $3,966,000 in the fiscal 2009 period as compared to $4,131,000 in the fiscal 2008 period. During the fiscal 2009 period, we did not recognize revenue of $198,000 for royalties deemed to be uncollectible as compared to the fiscal 2008 period, when we did not recognize $19,000 of royalty income. Total royalties, excluding the adjustments for royalties deemed uncollectible as described above, were $4,164,000 in the fiscal 2009 period as compared to $4,150,000 in the fiscal 2008 period. Royalties earned during the extra week in fiscal 2008 were approximately $59,000. During the fiscal 2009 period, Nathan's earned $142,000 of higher royalties from sales by our manufacturers and primary distributor under our Branded Menu Program. Franchise restaurant sales were $92,408,000 in the fiscal 2009 period as compared to $96,713,000 in the fiscal 2008 period including approximately $1,500,000 from the extra week. Comparable domestic franchise sales (consisting of 133 Nathan's outlets, excluding sales under the Branded Menu Program) were $67,145,000 in the fiscal 2009 period as compared to $72,267,000 in the fiscal 2008 period. Franchise sales have been negatively affected since September 2008, which we believe is due to the economic recession. Approximately 87% of the sales decline during the fiscal 2009 period occurred from September through March 2009, predominantly at our travel, retail and entertainment venues. At March 29, 2009, 249 domestic and international franchised or Branded Menu Program franchise outlets were operating as compared to 224 domestic and international franchised or Branded Menu Program franchise outlets at March 30, 2008. Royalty income from 14 domestic franchised outlets was deemed unrealizable during the fifty-two weeks ended March 29, 2009, as compared to two franchised outlets during the fifty-three weeks ended March 30, 2008. Domestic franchise fee income was $504,000 in the fiscal 2009 period as compared to $586,000 in the fiscal 2008 period, due to lower average fee per domestic opening and lower fees earned from restaurant transfers of $31,000. International franchise fee income was $97,000 in the fiscal 2009 period, as compared to

$160,000 during the fiscal 2008 period primarily due to fewer openings of international franchised restaurants. During the fiscal 2009 period, 46 new franchised outlets opened, including 30 Branded Menu Program outlets, two units in Kuwait and one unit in Dubai. During the fiscal 2008 period, 46 new franchised outlets were opened, including 28 Branded Menu Program outlets, four units in Kuwait and one unit in the Dominican Republic.

License royalties increased by $1,160,000 or 23.9% to $6,009,000 in the fiscal 2009 period as compared to $4,849,000 in the fiscal 2008 period. Generally, our licensees report sales and royalties based on their own fiscal periods or a calendar basis. Therefore we do not believe the additional week in the fiscal 2008 period had a significant impact on royalties. Total royalties earned on sales of hot dogs from our retail and foodservice license agreements of $4,574,000 increased 26.5% from $3,616,000 as a result of higher licensee sales during the fiscal 2009 period. Royalties earned from SFG, primarily from the retail sale of hot dogs, were $3,329,000 during the fiscal 2009 period as compared to $3,154,000 during the fiscal 2008 period. Royalties earned from another licensee, substantially from sales of hot dogs to Sam's Club, were $1,245,000 during the fiscal 2009 period as compared to $462,000 during the fiscal 2008 period. Beginning March 2008, Nathan's World Famous Beef Hot Dogs were introduced into over 500 of the foodservice cafes operating in Sam's Clubs throughout the United States. We earned higher revenues of $301,000 from our agreement for the manufacture of Nathan's proprietary ingredients, including $234,000 received as a result of the settlement of a multi-year discrepancy under that agreement related to the unauthorized use of certain ingredients. We earned lower royalties of $61,000 from our agreement for the sale of Nathan's pet treats, primarily because there was a substantial sales promotion supporting the introduction of our pet treats into Wal-Mart during the fiscal 2008 period that did not occur in fiscal 2009. Net royalties from our other seven license agreements in the fiscal 2009 period were $38,000 less than the fiscal 2008 period.

Interest income was $1,056,000 in the fiscal 2009 period as compared to $1,084,000 in the fiscal 2008 period, primarily due to lower interest income on our invested cash and marketable securities due primarily to the reduced interest rate environment and the liquidity crisis which caused Nathan's to shift its short-term investments into more secure, but low yielding, Treasury Bills earlier in the year. During the second and third quarters of the fiscal 2009 period, we began investing additional cash into longer-term municipal securities. Interest earned on our MSC Note (as defined) receivable, received in connection with the sale of Miami Subs on June 7, 2007, was $152,000 in the fiscal 2009 period as compared to $155,000 in the fiscal 2008 period. This decrease was primarily due to the principal payments received on the MSC Note even though the note was outstanding for 12 months during the fiscal 2009 period as compared to nine months during the fiscal 2008 period due to the fact that the MSC Note is self-amortizing.

Other income was $63,000 in the fiscal 2009 period as compared to $71,000 in the fiscal 2008 period. During the fiscal 2008 period, Nathan's earned a $30,000 consent fee in connection with a licensee's refinancing.

Costs and Expenses from Continuing Operations

Overall, our cost of sales increased by $1,704,000 to $28,774,000 in the fiscal 2009 period as compared to $27,070,000 in the fiscal 2008 period. Our gross profit (representing the difference between sales and cost of sales) was $8,706,000 or 23.2% of sales during the fiscal 2009 period as compared to $9,189,000 or 25.3% of sales during the fiscal 2008 period. In the Branded Product Program, our cost of sales increased by approximately $2,512,000 during the fiscal 2009 period when compared to the fiscal 2008 period, primarily as a result of an approximate 10.7% increase in the cost of our hot dogs, as well as increased sales volume. The increase in the cost of our hot dogs would have been approximately 13.5% but for the purchase commitment we entered into in January 2008, which locked in a fixed cost on approximately 1.8 million pounds of hot dogs and resulted in a savings of approximately $462,000 during the fiscal 2009 period. These savings offset some of the effects of the substantially higher commodity costs for beef and beef trimmings. The cost of beef and beef trimmings increased through August 2008, reaching the highest level since the inception of the Branded Product Program. During the fourth quarter of the fiscal 2009 period, these costs have declined by approximately 17.5% from August 2008. However, despite this decline, the cost of beef and beef trimmings in the fiscal 2009 period is still significantly higher than the prior year. Since January 2009, the cost of beef and beef trimmings have increased, causing our per-pound beef costs to increase by approximately 7% over the fourth quarter of the fiscal 2008 period. In an effort to offset the increased cost of our hot dogs, beginning in July 2008, we initiated price increases in our Branded Product Program. If the cost of beef and beef trimmings does not decline and we are unable to pass on these higher costs through price increases, our margins will continue to be adversely impacted.

With respect to our Company-owned restaurants, our cost of sales during the fiscal 2009 period was $7,582,000 or 60.6% of restaurant sales, as compared to $7,856,000 or 59.8% of restaurant sales in the fiscal 2008 period. During the fiscal 2009 period, our Company-owned stores experienced higher food and direct labor costs, which were partly offset by other slightly lower labor-related costs as a percentage of sales. The higher food cost as a percentage of sales was due primarily to the higher commodity cost of our hot dogs, hamburgers, cooking oil, bread and fish, which were partially mitigated by our sales price increases for select menu items of between 3.0% and 7.3%. Cost of sales to our television retailer declined by $534,000 in the fiscal 2009 period, primarily due to lower sales volume which was partly offset by our higher cost of hot dogs.

Restaurant operating expenses increased by $104,000 to $3,361,000 in the fiscal 2009 period as compared to $3,257,000 in the fiscal 2008 period. The increase during the fiscal 2009 period when compared to the fiscal 2008 period resulted primarily from higher utility costs of $88,000, occupancy costs of $28,000 and various other costs of $63,000, which were partly offset by lower marketing costs of $36,000 and insurance costs of $12,000. During the fiscal 2009 period our utility costs were approximately 12.8% higher than the fiscal 2008 period. Despite reductions in the commodity markets for oil and natural gas over the past nine months, we remain concerned over the uncertain market conditions for oil and natural gas. We may continue to incur higher utility costs in the future.

Depreciation and amortization was $809,000 in the fiscal 2009 period as compared to $764,000 in the fiscal 2008 period.

General and administrative expenses increased by $373,000 or 4.2% to $9,299,000 in the fiscal 2009 period as compared to $8,926,000 in the fiscal 2008 period. The difference in general and administrative expenses was due to an increase in bad debts of $172,000 and higher legal fees of $83,000 during the fiscal 2009 period primarily associated with Nathan's litigation against SFG (See Note L to the Consolidated Financial Statements). The actual amount and timing of future SFG litigation costs is not presently determinable. We also incurred higher accounting fees of $78,000 in the fiscal 2009 period related to Nathan's compliance with Section 404 of the Sarbanes-Oxley Act of 2002 ("SOX"), requiring Nathan's auditor to audit Nathan's internal controls over financial reporting, a $61,000 increase in Nathan's stock-based compensation expense and higher income tax preparation fees of $53,000 due partly to the fiscal 2009 tax examinations which were partly offset by various reductions, principally $82,000 of expense incurred during the additional week of the fiscal 2008 period.

Recovery of property taxes of $441,000 recorded in the second quarter fiscal 2009 period represents the settlement of a multi-year certiorari proceeding at one of the Company-owned restaurants, net of fees.

Provision for Income Taxes from Continuing Operations

In the fiscal 2009 period, the income tax provision was $2,461,000 or 33.2% of income from continuing operations before income taxes as compared to $2,427,000 or 33.7% of income from continuing operations before income taxes in the fiscal 2008 period. For the fiscal years ended March 29, 2009 and March 30, 2008, Nathan's tax provision, excluding the effects of tax-exempt interest income, was 37.7% and 38.5%, respectively.

Discontinued Operations

On April 23, 2008, Nathan's completed the sale of its wholly-owned subsidiary, NF Roasters Corp. ("NF Roasters"), to Roasters Asia Pacific (Cayman) Limited. Pursuant to the Stock Purchase Agreement, Nathan's sold all of the stock of NF Roasters for $4,000,000 in cash.

Nathan's realized a gain on the sale of NF Roasters of $3,656,000 net of professional fees of $39,000, and recorded income taxes of $1,289,000 on the gain during the fifty-two weeks ended March 29, 2009. Nathan's has determined that it will not have any significant cash flows or continuing involvement in the ongoing operations of NF Roasters. Therefore, the results of operations for NF Roasters, including the gains on disposal, have been presented as discontinued operations for all periods presented.

On June 7, 2007, Nathan's completed the sale of Miami Subs to Miami Subs Capital Partners I, Inc. ("Purchaser"). Pursuant to the Stock Purchase Agreement ("MSC Agreement"), Nathan's sold all of the stock of Miami Subs in exchange for $3,250,000, consisting of $850,000 in cash and the MSC Note. The MSC Note bears interest at 8% per annum, and is secured by a lien on all of the assets of the Purchaser and by the personal guarantees of two principals of the Purchaser. The Purchaser may also prepay the MSC Note at any time. In the event the MSC Note was fully repaid within one year of the sale, Nathan's had agreed to reduce the amount due by $250,000. Due to the ability to prepay the loan and reduce the amount due, the recognition of the additional $250,000 was initially deferred. The MSC Note was not prepaid within the requisite timeframe and Nathan's recognized the deferred amount of $250,000 as additional gain and initially recorded estimated income taxes of $92,000 during the first quarter ended June 29, 2008. Effective August 31, 2008, Nathan's and the Purchaser agreed to extend the due date of the MSC Note from its initial four-year term until April 2014, to reduce the monthly payments and to settle certain claims under the MSC Agreement. In accordance with the MSC Agreement, Nathan's retained ownership of Miami Subs' then-owned corporate office in Fort Lauderdale, Florida.

Nathan's initially realized a gain on the sale of Miami Subs of $983,000, net of professional fees of $37,000 and recorded income taxes of $356,000 on the gain during the fiscal 2008 period. Nathan's also recognized an additional gain of $250,000, or $153,000 net of tax, during the fiscal 2009 period, resulting from the contingent consideration which was deferred at the time of sale. Nathan's has determined that it will not have any significant cash flows or continuing involvement in the ongoing operations of Miami Subs. Therefore, the results of operations for Miami Subs, including the gains on disposal, have been presented as discontinued operations for all periods presented.

During the fiscal 2008 period, Nathan's completed a Lease Termination Agreement with respect to three leased properties in Fort Lauderdale, Florida, with its landlord, and CVS 3285 FL, L.L.C., ("CVS") to sell its leasehold interests to CVS for $2,000,000. As the properties were subject to certain sublease and management agreements between Nathan's and the then-current occupants, Nathan's made payments to, or forgave indebtedness of, the then-current occupants of the properties and paid brokerage commissions of $494,000 in the aggregate. Nathan's made the properties available to CVS by May 29, 2007, and Nathan's received the proceeds of the sale on June 5, 2007. Nathan's recognized a gain of $1,506,000 and recorded income taxes of $557,000 during the fiscal 2008 period. The results of operations for these properties, including the gain on disposal, have been included as discontinued operations for all periods presented.

Fiscal Year Ended March 30, 2008 Compared to Fiscal Year Ended March 25, 2007

Revenues from Continuing Operations

Total sales increased by $2,834,000 or 8.5% to $36,259,000 for the fifty-three weeks ended March 30, 2008 ("fiscal 2008 period") as compared to $33,425,000 for the fifty-two weeks ended March 25, 2007 ("fiscal 2007 period"). We estimate that sales which arose during the additional week included in the fiscal 2008 period were approximately $528,000. Sales from the Branded Product Program increased by 10.0% to $20,647,000 for the fiscal 2008 period as compared to sales of $18,774,000 in the fiscal 2007 period. This increase was primarily attributable to increased sales volume of 8.3%. During the fiscal 2008 period, approximately 1,200 new accounts were opened. Total Company-owned restaurant sales (representing five comparable Nathan's restaurants and one seasonal restaurant) increased by 10.8% to $13,142,000 as compared to $11,863,000 during the fiscal 2007 period. During the fiscal 2008 period, we experienced very favorable weather conditions during the summer season that had a positive impact on sales at our Coney Island locations. However, during December 2007, the unfavorable weather conditions in the Northeast had a negative impact on sales at our Company-owned locations as compared to December 2006. Nevertheless, the overall weather conditions during the fiscal 2008 period had a positive impact on the sales of our Company-owned restaurants. During the fiscal 2008 period, sales to our television retailer were approximately $318,000 lower than the fiscal 2007 period. Our television retailer reduced its number of special food airings during the fiscal 2008 period. As a result, Nathan's did not run a "Today's Special Value" which ran during the first quarter fiscal 2007. Nathan's products were on air 55 times during the fiscal 2008 period as compared to 59 times during the fiscal 2007 period, which included eight "Today's Special Value" airings.

Franchise fees and royalties increased by $523,000 or 11.8% to $4,962,000 in the fiscal 2008 period compared to $4,439,000 in the fiscal 2007 period. Franchise royalties were $4,131,000 in the fiscal 2008 period as compared to $3,950,000 in the fiscal 2007 period. Franchise restaurant sales increased by $3,034,000 to $96,713,000 in the fiscal 2008 period as compared to $93,679,000 in the fiscal 2007 period. Comparable domestic franchise sales (consisting of 136 Nathan's restaurants) increased by $3,318,000 or 4.4% to $78,763,000 in the fiscal 2008 period as compared to $75,445,000 in the fiscal 2007 period. Approximately $1,500,000 of the increase was attributable to the additional week in the fiscal 2008 period. During December 2007, the unfavorable weather conditions in the Northeast had a negative impact on sales at a number of franchised locations as compared to December 2006. Based upon the overall comparable restaurant sales increase during the fiscal 2008 period, we believe that weather conditions had a positive impact on franchised restaurant sales. During the fiscal 2008 period, Nathan's earned $56,000 of distributor royalties from sales pursuant to our Branded Menu Program as compared to $17,000 during the fiscal 2007 period. From June 1, 2007 through the end of the fiscal 2008 period, we earned monthly royalties totaling $60,000 from the sale of our products within the Miami Subs restaurant system. During the fiscal 2008 period, we also recorded reserves of $19,000 for royalties deemed to be uncollectible as compared to the fiscal 2007 period, when we recognized $36,000 of royalty income that was previously deemed to be uncollectible. At March 30, 2008, 224 domestic and international franchised or Branded Menu Program franchised outlets were operating as compared to 196 domestic and international franchised or licensed units at March 25, 2007. Royalty income from two domestic franchised locations was deemed unrealizable during the fifty-three weeks ended March 30, 2008. No domestic franchised locations were deemed non-performing during the fifty-two weeks ended March 25, 2007. Domestic franchise fee income was $586,000 in the fiscal 2008 period as compared to $331,000 in the fiscal 2007 period. International franchise fee income was $160,000 in the fiscal 2008 period, as compared to $158,000 during the fiscal 2007 period. During the fiscal 2008 period, 46 new franchised units opened, including 28 Branded Menu Program outlets, four units in Kuwait and one unit in the Dominican Republic. During the fiscal 2007 period, 21 new franchised units were opened including two test Branded Menu Program outlets, four units in Kuwait, and one unit in the Dominican Republic and Japan. We also recognized $85,000 in connection with a forfeited franchise agreement and a development agreement during the fiscal 2008 period.

License royalties increased by $618,000 or 14.6% to $4,849,000 in the fiscal 2008 period as compared to $4,231,000 in the fiscal 2007 period. Generally, our licensees report sales and royalties based on their own fiscal periods or a calendar basis. Therefore we do not believe the additional week in the fiscal 2008 period had a significant impact on royalties. Total royalties earned on sales of hot dogs from our retail and foodservice license agreements of $3,616,000 increased by $279,000 or 8.4% as a result of higher licensee sales during the fiscal 2008 period. Royalties earned from SFG, primarily from the retail sale of hot dogs, were $3,154,000 during the fiscal 2008 period as compared to $2,975,000 during the fiscal 2007 period. The fiscal 2007 period included approximately $168,000 relating to prior year pricing discrepancies, resulting from an internal review performed by our hot dog licensee of its reported sales. We also earned higher royalties of $219,000 from our agreements for the sale of Nathan's pet treats, hors d'oeuvres and sales of hot dog and hamburger rolls at retail. Net royalties from all other license agreements in the fiscal 2008 period were $15,000 higher than the fiscal 2007 period.

Interest income was $1,084,000 in the fiscal 2008 period versus $648,000 in the fiscal 2007 period, primarily due to higher interest earned on the increased amount of marketable securities owned during the fiscal 2008 period as compared to the fiscal 2007 period. Interest income during the fiscal 2008 period also included $155,000 earned on the MSC Note held in connection with the sale of Miami Subs on June 7, 2007.

Other income was $71,000 in the fiscal 2008 period versus $60,000 in the fiscal 2007 period. This increase was primarily due to a one-time $30,000 consent fee earned in connection with a licensee's refinancing.

Costs and Expenses from Continuing Operations

Cost of sales increased by $2,990,000 to $27,070,000 in the fiscal 2008 period from $24,080,000 in the fiscal 2007 period. Our gross profit (representing the difference between sales and cost of sales) was $9,189,000 or 25.3% during the fiscal 2008 period as compared to $9,345,000 or 28.0% during the fiscal 2007 period. This reduced margin is primarily due to the higher cost of beef, especially in connection with the Branded Product Program, where the cost of our hot dogs was approximately 8.2% higher during the fiscal 2008 period than the fiscal 2007 period. Commodity costs of our hot dogs during the fiscal 2007 period had decreased until January 2007, when prices began to increase. During the first quarter of the fiscal 2008 period, our cost of hot dogs continued to escalate, hitting a peak in May 2007. Since then, prices were lower, but were still higher than they were during the comparable fiscal 2007 period. In addition, during the second quarter of the fiscal 2008 period, we implemented a price increase for our Branded Product Program in an effort to mitigate the increased cost of beef. Overall, our Branded Product Program incurred higher costs totaling approximately $2,402,000. This increase is the result of the increased cost of product and higher sales volume during the fiscal 2008 period as compared to the fiscal 2007 period. Beginning with the second quarter of the fiscal 2008 period, we began to realize the effects of the Branded Products price increase that took effect on June 15, 2007. During the fiscal 2008 period, the cost of restaurant sales at our six Company-owned units was $7,856,000 or 59.8% of restaurant sales as compared to $7,088,000 or 59.7% of restaurant sales in the fiscal 2007 period. During the fiscal 2008 period, we experienced higher food costs which were partly offset by lower labor costs as a percentage of sales. During the first quarter of the fiscal 2008 period, we increased select menu prices between 5% and 10% in an attempt to offset some of the increased cost of product in our Company-owned restaurants. Cost of sales also decreased by $180,000 in the fiscal 2008 period primarily due to lower sales volume to our television retailer.

Restaurant operating expenses increased by $70,000 to $3,257,000 in the fiscal 2008 period from $3,187,000 in the fiscal 2007 period. The increase during the fiscal 2008 period when compared to the fiscal 2007 period resulted primarily from higher marketing costs of $40,000, utility costs of $32,000, and maintenance costs of $21,000, which were partly offset by lower insurance costs of $50,000. During the fiscal 2008 period our utility costs were approximately 4.8% higher than the fiscal 2007 period.

Depreciation and amortization was $764,000 in the fiscal 2008 period as compared to $742,000 in the fiscal 2007 period.

General and administrative expenses increased by $710,000 to $8,926,000 in the fiscal 2008 period as compared to $8,216,000 in the fiscal 2007 period. The difference in general and administrative expenses was due to higher legal fees of $280,000 during the fiscal 2008 period primarily associated with Nathan's litigation against SFG, higher compensation costs of $172,000 (approximately $82,000 relates to the additional week), higher business development costs of $72,000 in connection with franchising and the Branded Product Program and a $64,000 increase in Nathan's stock-based compensation expense. These cost increases were partly offset by lower accounting fees. We incurred $93,000 in costs related to compliance with SOX during the fiscal 2008 period compared to $172,000 incurred in the fiscal 2007 period. These savings were partly offset by higher audit fees in the fiscal 2008 period, related to Nathan's first audit under SOX Section 404, requiring Nathan's auditor to audit Nathan's internal controls over financial reporting.

Provision for Income Taxes from Continuing Operations

In the fiscal 2008 period, the income tax provision was $2,427,000 or 33.7% of income from continuing operations before income taxes as compared to $2,306,000 or 35.1% of income from continuing operations before income taxes in the fiscal 2007 period. For the fifty-three weeks ended March 30, 2008, Nathan's tax provision, excluding the effects of tax-exempt interest income, was 38.5% during the fiscal 2008 period as compared to 38.9% for the fifty-two weeks ended March 25, 2007 during the fiscal 2007 period.

Discontinued Operations

On June 7, 2007, Nathan's completed the sale of its wholly-owned subsidiary, Miami Subs to Miami Subs Capital Partners I, Inc. effective as of May 31, 2007. Pursuant to the MSC Agreement, Nathan's sold all of the stock of Miami Subs in exchange for $3,250,000, consisting of $850,000 in cash and the MSC Note in the principal amount of $2,400,000. Nathan's realized a gain on the sale of $983,000, net of professional fees of $37,000, and recorded income taxes of $356,000 on the gain during the fifty-three week period ended March 30, 2008. The results of Miami Subs, including the fiscal 2008 period gain on disposal, have been included as discontinued operations for the fiscal 2008 and fiscal 2007 periods.

On January 26, 2006, two of Nathan's wholly-owned subsidiaries entered into a Lease Termination Agreement with respect to three leased properties in Fort Lauderdale, Florida, with its landlord and CVS to sell our leasehold interests to CVS for $2,000,000. As the properties were subject to certain sublease and management agreements between Nathan's and the then-current occupants, Nathan's made payments to, or forgave indebtedness of, the then-current occupants of the properties and paid brokerage commissions of $494,000 in the aggregate. The properties were made available to the buyer by May 29, 2007 and we received the sale proceeds on June 5, 2007. Nathan's recognized a gain of $1,506,000 and recorded income taxes of $557,000 during the fiscal 2008 period. The results of operations for these properties, including the gain on disposal, have been included as discontinued operations for the fiscal 2008 and fiscal 2007 periods.

During the fiscal 2007 period, income of $39,000 and a gain of $400,000 were recorded into income from discontinued operations resulting from the collection of proceeds from the sale of our leasehold interest and certain reimbursable operating expenses that were not reasonably assured as of March 26, 2006 in connection with the fiscal 2006 sale of vacant property at Coney Island.

Off-Balance Sheet Arrangements

At March 29, 2009, we were not a party to any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company's financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors. We previously guaranteed a severance agreement totaling $115,000 which had been recorded by Nathan's on the accompanying balance sheet. The severance agreement has been fully satisfied without any payments being made by Nathan's under the guaranty. We have concluded our purchase commitment to acquire a total of 1,785,000 pounds of hot dogs through August 2008. In January 2009, the Company entered into another commitment, as modified, to purchase approximately 2.6 million pounds of hot dogs through September 2009.

Liquidity and Capital Resources

Cash and cash equivalents at March 29, 2009 aggregated $8,679,000, decreasing by $5,702,000 during the fiscal 2009 period. At March 29, 2009, marketable securities were $25,670,000 compared to $20,950,000 at March 30, 2008 and net working capital decreased to $35,303,000 from $35,650,000 at March 30, 2008.

Cash provided by operations of $4,101,000 in the fiscal 2009 period is primarily attributable to net income of $7,482,000, less gains of $3,906,000 from the sales of NF Roasters and Miami Subs, which were partly offset by other non-cash items of $1,688,000, net. Changes in Nathan's operating assets and liabilities decreased cash by $1,163,000, resulting primarily from increased accounts and other receivables of $1,211,000, which were partly offset by decreases in prepaid expenses of $167,000 and inventory of $160,000. The net increase in accounts and other receivables relates primarily to a receivable of $516,000 for a property tax recovery and sales from the Branded Product Program of $595,000.

Cash used in investing activities was $961,000 in the fiscal 2009 period, primarily related to our investment of $8,497,000 in available-for-sale securities. We received cash proceeds from the sale of NF Roasters in the amount of $3,961,000, $3,682,000 from the redemption of maturing available-for-sale securities and $406,000 from the receipt of all scheduled payments on the MSC Note receivable. We also incurred capital expenditures of $513,000.

Cash was used in financing activities of $8,842,000 in the fiscal 2009 period, primarily for the purchase of 693,806 shares of the Company's common stock at a cost of $9,712,000 pursuant to stock repurchase plans authorized by the Board of Directors. Cash was received from the proceeds of employee stock option exercises of $413,000 and the expected realization of the associated tax benefit of $457,000.

For the thirteen weeks and fiscal year ended March 29, 2009, the Company repurchased 104,013 shares at a cost of $1,269,000 and 693,806 shares at a cost of $9,712,000, respectively. Through March 29, 2009, Nathan's purchased a total of 2,693,806 shares of common stock at a cost of approximately $18,798,000 under all of its stock repurchase programs, which included the shares purchased during the thirteen weeks and fiscal year ended March 29, 2009, as well as completion of the third stock repurchase plan previously authorized by the Board of Directors. On November 13, 2008, Nathan's Board of Directors authorized a fourth stock repurchase plan for the purchase of up to 500,000 shares of its common stock on behalf of the Company; there have been purchases of 193,806 shares at a cost of $2,400,000 under such plan as of March 29, 2009. There are 306,194 remaining shares authorized to be repurchased under Nathan's fourth stock repurchase plan. Purchases may be made from time to time, depending on market conditions, in open market or privately negotiated transactions, at prices deemed appropriate by management. There is no set time limit on the repurchases.

On February 5, 2009, Nathan's and Mutual Securities, Inc. ("MSI") entered into an agreement (the "10b5-1 Agreement") pursuant to which MSI has been authorized to purchase shares of the Company's common stock, having a value of up to an aggregate $3.6 million, which purchases may commence on March 16, 2009. The 10b5-1 Agreement shall terminate no later than March 15, 2010. The 10b5-1 Agreement was adopted under the safe harbor provided by Rule 10b5-1 of the Securities Exchange Act of 1934 in order to assist the Company in implementing its previously announced fourth stock purchase plan, for the purchase of up to 500,000 shares.

Management believes that available cash, marketable securities and cash generated from operations should provide sufficient capital to finance our operations and stock repurchases for at least the next twelve months. Effective October 1, 2008, Nathan's decided that it would not extend its $7,500,000 uncommitted bank line of credit, having never borrowed any funds under that line of credit.

Nathan's philosophy with respect to maintaining a balance sheet with a significant amount of cash and marketable securities reflects our views of maintaining readily available capital to expand our existing business and pursue any new business opportunities which might present themselves. Nathan's believes in the value of returning its cash to its shareholders through the repurchase of its outstanding common stock and continuously evaluates this opportunity. Nathan's routinely assesses its investment management approach with respect to our current and potential capital requirements.

We expect that we will continue the stock repurchase program, make additional investments in certain existing restaurants and support the growth of the Branded Product Program in the future and fund those investments from our operating cash flow. We may also incur capital expenditures in connection with opportunistic investments on a case-by-case basis.

At March 29, 2009, there were four restaurant properties that we lease from third parties which we sublease to franchisees and a non-franchisee. We remain contingently liable for all costs associated with these properties including rent, property taxes and insurance. We may incur future cash payments with respect to such properties, consisting primarily of future lease payments, including costs and expenses associated with terminating any of such leases.

The following schedule represents Nathan's cash contractual obligations and commitments by maturity (in thousands):

	Payments Due by Period				
Cash Contractual Obligations[a]	Total	Less than 1 Year	1–3 Years	3–5 Years	More than 5 Years
Employment Agreements	$ 3,511	$1,236	$1,375	$ 500	$ 400
Operating Leases	10,980	1,429	1,410	1,085	7,056
Gross Cash Contractual Obligations	14,491	2,665	2,785	1,585	7,456
Sublease Income	1,276	390	502	286	98
Net Cash Contractual Obligations	$13,215	$2,275	$2,283	$1,299	$7,358

(a) In January 2009, Nathan's entered into a purchase commitment, as amended, to acquire approximately 2,600,000 pounds of hot dogs at a cost of approximately $4,368,000.

Inflationary Impact

We do not believe that general inflation has materially impacted earnings during the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007. However, during the fiscal 2009 period, we have experienced significant cost increases for certain food products, distribution costs and utilities. Our commodity costs for beef have been very volatile since fiscal 2004 and the cost of beef continued to set new highs during the summer of 2008, before declining during the third quarter fiscal 2009. These costs have declined by approximately 17.5% from September 2008 through the end of the fiscal 2009 period. Nathan's was able to partly mitigate some of the increase by entering into a purchase commitment in January 2008 for approximately 35% of its projected hot dog purchases during the period from April through August 2008. As a result of the purchase commitment, Nathan's actual cost of hot dogs for its Branded Product Program was approximately 10.7% higher than its cost during the fiscal 2008 period, instead of being approximately 13.5% higher. In addition, the cost of beef for our fiscal 2008 period was approximately 8.2% higher than our prior fiscal year. Although we are unable to predict the future cost of our hot dogs, we expect to experience continued price volatility for our beef products during fiscal 2010. Since January 2008, we have experienced cost increases for a number of our other food products. We expect to incur higher commodity costs for poultry, fish and potatoes during fiscal 2010. In January 2009, we entered into an additional purchase commitment to acquire approximately 2,600,000 pounds of hot dogs, as amended, at a cost of approximately $4,368,000 for the period April to September 2009. We are presently unable to determine if the existing purchase commitment will reduce our costs during the fiscal 2010 period. Historically, Nathan's increased beef prices in response to the increased commodity costs and will seek to do so in future periods to the extent commercially feasible. In addition, notwithstanding the decline in the price of oil over the past nine months, for the past four years we have continued to experience the impact of higher oil prices in the form of higher distribution costs for our food products and higher utility costs in our Company-owned restaurants.

From time to time, various Federal and New York State legislators have proposed changes to the minimum wage requirements. On May 25, 2007, former President Bush signed legislation which increased the Federal minimum wage to $5.85 per hour, effective July 24, 2007, with increases to $6.55 per hour effective July 24, 2008 and to $7.25 per hour effective July 24, 2009. The New York State minimum wage, where our Company-owned restaurants are located, was increased to $7.15 per hour on January 1, 2007 and will increase to $7.25 per hour on July 24, 2009. These wage increases have not had a material impact on our results of operations or financial position as the vast majority of our employees are paid at a rate higher than the minimum wage. Although we currently only operate five Company-owned restaurants, we believe that significant increases in the minimum wage could have a significant financial impact on our financial results and the results of our franchisees.

Continued increases in labor, food and other operating expenses could adversely affect our operations and those of the restaurant industry and we might have to further reconsider our pricing strategy as a means to offset reduced operating margins.

The Company's business, financial condition, operating results and cash flows can be impacted by a number of factors, including but not limited to those set forth above in "Management's Discussion and Analysis of Financial Condition and Results of Operations," any one of which could cause our actual results to vary materially from recent results or from our anticipated future results. For a discussion identifying additional risk factors and important factors that could cause actual results to differ materially from those anticipated, also see the discussions in "Forward-Looking Statements," "Risk Factors" and "Notes to Consolidated Financial Statements" in this annual report and on Nathan's Form 10-K filed with the Securities and Exchange Commission.

Quantitative and Qualitative Disclosures About Market Risk

Cash and Cash Equivalents

We have historically invested our cash and cash equivalents in money market funds or short-term, fixed rate, highly rated and highly liquid instruments which are reinvested when they mature. Although these existing investments are not considered at risk with respect to changes in interest rates or markets for these instruments, our rate of return on short-term investments could be affected at the time of reinvestment as a result of intervening events. As of March 29, 2009, Nathan's cash and cash equivalents aggregated $8,679,000. Earnings on these cash and cash equivalents would increase or decrease by approximately $22,000 per annum for each 0.25% change in interest rates.

Marketable Securities

We have invested our marketable securities in intermediate term, fixed rate, highly rated and highly liquid instruments. These investments are subject to fluctuations in interest rates. As of March 29, 2009, the market value of Nathan's marketable securities aggregated $25,670,000. Interest income on these marketable securities would increase or decrease by approximately $64,000 per annum for each 0.25% change in interest rates. The following chart presents the hypothetical changes in the fair value of the marketable investment securities held at March 29, 2009 that are sensitive to interest rate fluctuations:

	Valuation of Securities Given an Interest Rate Decrease of X Basis Points			Fair	Valuation of Securities Given an Interest Rate Increase of X Basis Points		
	(150BPS)	(100BPS)	(50BPS)	Value	+50BPS	+100BPS	+150BPS
Municipal notes and bonds	$26,728,000	$26,484,000	$26,116,000	$25,670,000	$25,215,000	$24,756,000	$24,301,000

Borrowings

The interest rate on our prior borrowings was generally determined based upon the prime rate and was subject to market fluctuation as the prime rate changed, as determined within each specific agreement. At March 29, 2009, we had no outstanding indebtedness. If we were to borrow money in the future, such borrowings would be based upon the then prevailing interest rates. We do not anticipate entering into interest rate swaps or other financial instruments to hedge our borrowings. We maintained a $7,500,000 credit line at the prime rate, which we decided to let expire as of October 1, 2008. We never borrowed any funds under this credit line. Accordingly, we do not believe that fluctuations in interest rates would have a material impact on our financial results.

Commodity Costs

The cost of commodities is subject to market fluctuation. In January 2008, we entered into a purchase commitment to acquire approximately 1,785,000 pounds of hot dogs at $1.535 per pound through August 2008. In January 2009, we entered an additional purchase commitment, as amended, to acquire 2,600,000 pounds of hot dogs through September 2009. We may attempt to enter into similar arrangements in the future. With the exception of those commitments, we have not attempted to hedge against fluctuations in the prices of the commodities we purchase using future, forward, option or other instruments. As a result, we expect that the majority of our future commodities purchases will be subject to changes in the prices of such commodities. Generally, we have attempted to pass through permanent increases in our commodity prices to our customers, thereby reducing the impact of long-term increases on our financial results. A short-term increase or decrease of 10.0% in the cost of our food and paper products for the fifty-two weeks ended March 29, 2009 would have increased or decreased our cost of sales by approximately $2,306,000.

Foreign Currencies

Foreign franchisees generally conduct business with us and make payments in United States dollars, reducing the risks inherent with changes in the values of foreign currencies. As a result, we have not purchased future contracts, options or other instruments to hedge against changes in values of foreign currencies and we do not believe fluctuations in the value of foreign currencies would have a material impact on our financial results.

Forward-Looking Statements

Statements in this annual report may be "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include, but are not limited to, statements that express our intentions, beliefs, expectations, strategies, predictions or any other statements relating to our future activities or other future events or conditions. These statements are based on current expectations, estimates and projections about our business based, in part, on assumptions made by management. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. These risks and uncertainties, many of which are not within our control, include but are not limited to: economic, weather, legislative and business conditions; the collectibility of receivables; changes in consumer tastes; the ability to continue to attract franchisees; no material increases in the minimum wage; our ability to attract competent restaurant and managerial personnel; and the future effects of bovine spongiform encephalopathy, BSE, first identified in the United States on December 23, 2003; as well as those risks discussed from time to time in this annual report for the year ended March 29, 2009, and in other documents which we file with the Securities and Exchange Commission. Therefore, actual outcomes and results may differ materially from what is expressed or forecasted in the forward-looking statements. We generally identify forward-looking statements with the words "believe," "intend," "plan," "expect," "anticipate," "estimate," "will," "should" and similar expressions. Any forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update any forward-looking statement to reflect events or circumstances after the date of this annual report.

CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)	March 29, 2009	March 30, 2008
ASSETS		
Current Assets		
Cash and cash equivalents	**$ 8,679**	$14,371
Marketable securities	**25,670**	20,950
Accounts and other receivables, net	**4,869**	3,830
Note receivable	**290**	606
Inventories	**668**	822
Prepaid expenses and other current assets	**1,326**	1,493
Deferred income taxes	**696**	697
Current assets held for sale	**—**	13
Total current assets	**42,198**	42,782
Note receivable	**1,466**	1,305
Property and equipment, net	**4,126**	4,428
Goodwill	**95**	95
Intangible asset, net	**1,353**	1,353
Deferred income taxes	**428**	436
Other assets	**158**	150
Non-current assets held for sale	**—**	653
	$ 49,824	$51,202
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	**$ 2,857**	$ 2,805
Accrued expenses and other current liabilities	**3,867**	4,014
Deferred franchise fees	**171**	284
Current liabilities held for sale	**—**	29
Total current liabilities	**6,895**	7,132
Other liabilities	**1,080**	1,137
Non-current liabilities held for sale	**—**	325
Total liabilities	**7,975**	8,594
Commitments and Contingencies (Note L)		
Stockholders' Equity		
Common stock, $.01 par value; 30,000,000 shares authorized; 8,305,683 and 8,180,683 shares issued; and 5,611,877 and 6,180,683 shares outstanding at March 29, 2009 and March 30, 2008, respectively	**83**	82
Additional paid-in capital	**49,001**	47,704
Deferred compensation	**—**	(63)
Retained earnings	**11,228**	3,746
Accumulated other comprehensive income	**335**	225
	60,647	51,694
Treasury stock, at cost, 2,693,806 and 2,000,000 shares at March 29, 2009 and March 30, 2008, respectively	**(18,798)**	(9,086)
Total stockholders' equity	**41,849**	42,608
	$ 49,824	$51,202

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF EARNINGS

(in thousands, except share and per share amounts)	Fifty-Two Weeks Ended March 29, 2009	Fifty-Three Weeks Ended March 30, 2008	Fifty-Two Weeks Ended March 25, 2007
Revenues			
Sales	**$37,480**	$36,259	$33,425
Franchise fees and royalties	**4,613**	4,962	4,439
License royalties	**6,009**	4,849	4,231
Interest income	**1,056**	1,084	648
Other income	**63**	71	60
Total revenues	**49,221**	47,225	42,803
Costs and Expenses			
Cost of sales	**28,774**	27,070	24,080
Restaurant operating expenses	**3,361**	3,257	3,187
Depreciation and amortization	**809**	764	742
General and administrative expenses	**9,299**	8,926	8,216
Recovery of property taxes	**(441)**	—	—
Total costs and expenses	**41,802**	40,017	36,225
Income from continuing operations before provision for income taxes	**7,419**	7,208	6,578
Provision for income taxes	**2,461**	2,427	2,306
Income from continuing operations	**4,958**	4,781	4,272
Income from discontinued operations, including gains on disposal of discontinued operations before income taxes of $3,906 in 2009, $2,489 in 2008 and $400 in 2007	**3,914**	2,824	2,104
Provision for income taxes	**1,390**	1,050	833
Income from discontinued operations	**2,524**	1,774	1,271
Net income	**$ 7,482**	$ 6,555	$ 5,543
Per Share Information			
Basic income per share:			
Income from continuing operations	**$ 0.84**	$ 0.79	$ 0.73
Income from discontinued operations	**0.43**	0.29	0.22
Net income	**$ 1.27**	$ 1.08	$ 0.95
Diluted income per share:			
Income from continuing operations	**$ 0.80**	$ 0.74	$ 0.67
Income from discontinued operations	**0.41**	0.27	0.20
Net income	**$ 1.21**	$ 1.01	$ 0.87
Weighted average shares used in computing income per share:			
Basic	**5,898,000**	6,085,000	5,836,000
Diluted	**6,180,000**	6,502,000	6,341,000

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Fifty-Two Weeks Ended March 29, 2009, Fifty-Three Weeks Ended March 30, 2008 and Fifty-Two Weeks Ended March 25, 2007

(in thousands, except share amounts)	Common Shares	Common Stock	Additional Paid-in Capital	Deferred Compensation	Accumulated (Deficit) Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Treasury Stock, at Cost Shares	Treasury Stock, at Cost Amount	Total Stockholders' Equity	Comprehensive Income
Balance, March 26, 2006	7,600,399	$76	$43,699	$(208)	$ (8,197)	$(164)	1,891,100	$ (7,158)	$28,048	
Shares issued in connection with exercise of employee stock options	308,784	3	719	—	—	—	—	—	722	
Income tax benefit on stock option exercises	—	—	1,079	—	—	—	—	—	1,079	
Share-based compensation	—	—	295	—	—	—	—	—	295	
Amortization of deferred compensation relating to restricted stock	—	—	—	72	—	—	—	—	72	
Unrealized gains on marketable securities, net of deferred income tax of $80	—	—	—	—	—	120	—	—	120	$ 120
Net income	—	—	—	—	5,543	—	—	—	5,543	5,543
Comprehensive income	—	—	—	—	—	—	—	—	—	$5,663
Balance, March 25, 2007	7,909,183	$79	$45,792	$(136)	$ (2,654)	$ (44)	1,891,100	$ (7,158)	$35,879	
Shares issued in connection with exercise of employee stock options and warrants	271,500	3	921	—	—	—	—	—	924	
Repurchase of common stock	—	—	—	—	—	—	108,900	(1,928)	(1,928)	
Income tax benefit on stock option exercises	—	—	632	—	—	—	—	—	632	
Share-based compensation	—	—	359	—	—	—	—	—	359	
Amortization of deferred compensation relating to restricted stock	—	—	—	73	—	—	—	—	73	
Unrealized gains on marketable securities, net of deferred income tax of $184	—	—	—	—	—	269	—	—	269	$ 269
Cumulative effect of the adoption of FIN No. 48 as of March 26, 2007 (Note J)	—	—	—	—	(155)	—	—	—	(155)	
Net income	—	—	—	—	6,555	—	—	—	6,555	6,555
Comprehensive income	—	—	—	—	—	—	—	—	—	$6,824
Balance, March 30, 2008	8,180,683	$82	$47,704	$ (63)	$ 3,746	$ 225	2,000,000	$ (9,086)	$42,608	
Shares issued in connection with exercise of employee stock options and warrants	125,000	1	412	—	—	—	—	—	413	
Repurchase of common stock	—	—	—	—	—	—	693,806	(9,712)	(9,712)	
Income tax benefit on stock option exercises	—	—	457	—	—	—	—	—	457	
Share-based compensation	—	—	428	—	—	—	—	—	428	
Amortization of deferred compensation relating to restricted stock	—	—	—	63	—	—	—	—	63	
Unrealized gains on marketable securities, net of deferred income tax of $71	—	—	—	—	—	110	—	—	110	$ 110
Net income	—	—	—	—	7,482	—	—	—	7,482	7,482
Comprehensive income	—	—	—	—	—	—	—	—	—	$7,592
Balance, March 29, 2009	**8,305,683**	**$83**	**$49,001**	**$ —**	**$11,228**	**$ 335**	**2,693,806**	**$(18,798)**	**$41,849**	

	Year Ended	
	March 29, 2009	March 30, 2008
Disclosure of reclassification amount:		
Unrealized gain on marketable securities	**$120**	$269
Less: reclassification adjustments for (loss) included in net income	**(10)**	—
Net unrealized gain on marketable securities, net of tax	**$110**	$269

The accompanying notes are an integral part of these statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)	Fifty-Two Weeks Ended March 29, 2009	Fifty-Three Weeks Ended March 30, 2008	Fifty-Two Weeks Ended March 25, 2007
Cash Flows from Operating Activities:			
Net income	**$ 7,482**	$ 6,555	$ 5,543
Adjustments to reconcile net income to net cash provided by operating activities			
Depreciation and amortization	**809**	766	791
Amortization of intangible assets	**2**	78	262
Amortization of bond premium	**259**	278	269
Amortization of deferred compensation	**63**	73	72
Gain on sale of subsidiary and leasehold interests	**(3,906)**	(2,489)	(400)
Gain on disposal of fixed assets	**—**	—	(29)
Loss on sale of available-for-sale securities	**17**	—	—
Share-based compensation expense	**428**	359	295
Provision for doubtful accounts	**173**	—	(6)
Deferred income taxes	**(63)**	682	(180)
Changes in operating assets and liabilities:			
Accounts and other receivables, net	**(1,211)**	(362)	(117)
Inventories	**160**	(32)	27
Prepaid expenses and other current assets	**167**	(526)	243
Other assets	**(8)**	(2)	32
Accounts payable, accrued expenses and other current liabilities	**(104)**	(904)	1,374
Deferred franchise fees	**(113)**	(76)	156
Other liabilities	**(54)**	452	(141)
Net cash provided by operating activities	**4,101**	4,852	8,191
Cash Flows from Investing Activities:			
Proceeds from sale of available-for-sale securities	**3,682**	3,100	—
Purchase of available-for-sale securities	**(8,497)**	(1,089)	(5,972)
Purchase of intellectual property	**—**	—	(7)
Purchase of property and equipment	**(513)**	(972)	(539)
Payments received on notes receivable	**406**	239	88
Proceeds from sale of subsidiaries and leasehold interests	**3,961**	1,691	400
Net cash (used in) provided by investing activities	**(961)**	2,969	(6,030)
Cash Flows from Financing Activities:			
Principal repayments of notes payable and capitalized lease obligations	**—**	—	(39)
Repurchase of treasury stock	**(9,712)**	(1,928)	—
Income tax benefit on stock option exercises	**457**	632	1,079
Proceeds from the exercise of stock options and warrant	**413**	924	722
Net cash (used in) provided by financing activities	**(8,842)**	(372)	1,762
Net (decrease) increase in cash and cash equivalents	**(5,702)**	7,449	3,923
Cash and cash equivalents, beginning of year	**14,381**	6,932	3,009
Cash and cash equivalents, end of year	**$ 8,679**	$14,381	$ 6,932
Cash paid during the year for:			
Interest	**$ —**	$ —	$ 1
Income taxes	**$ 3,190**	$ 2,942	$ 1,353
Noncash Financing Activities:			
Loan made in connection with the sale of subsidiary	**$ 250**	$ 2,150	$ —

The accompanying notes are an integral part of these statements.

(in thousands, except share and per share amounts)
March 29, 2009, March 30, 2008 and March 25, 2007

Note A—Description and Organization of Business

Nathan's Famous, Inc. and subsidiaries (collectively the "Company" or "Nathan's") has historically operated or franchised a chain of retail fast food restaurants featuring the Nathan's World Famous Beef Hot Dog, crinkle-cut French-fried potatoes and a variety of other menu offerings. Nathan's has also established a Branded Product Program, which enables foodservice retailers to sell select Nathan's proprietary products outside of the realm of a traditional franchise relationship. The Company is also the owner of the Arthur Treacher's brand. Arthur Treacher's main product is its "Original Fish & Chips" product consisting of fish fillets coated with a special batter prepared under a proprietary formula, deep-fried golden brown, and served with English-style chips and corn meal "hush puppies." The Company, through wholly-owned subsidiaries, was also the franchisor of Kenny Rogers Roasters ("Roasters") and Miami Subs through April 23, 2008 and May 30, 2007, respectively. (See Note G for discussion of the sales of these subsidiaries.) The Company considers itself to be in the foodservice industry, and has pursued co-branding and co-hosting initiatives; accordingly, management has evaluated the Company as a single reporting unit.

At March 29, 2009, the Company's restaurant system included five Company-owned units in the New York City metropolitan area (including one seasonal location) and 249 franchised or licensed units, located in 25 states and four foreign countries.

Note B—Summary of Significant Accounting Policies

The following significant accounting policies have been applied in the preparation of the consolidated financial statements:

1. Principles of Consolidation

The consolidated financial statements include the accounts of the Company and all of its wholly-owned subsidiaries. All significant inter-company balances and transactions have been eliminated in consolidation.

2. Fiscal Year

The Company's fiscal year ends on the last Sunday in March, which results in a 52- or 53-week reporting period. The results of operations and cash flows for the fiscal year ended March 29, 2009 are on the basis of a 52-week reporting period, the results of operations and cash flows for the fiscal year ended March 30, 2008 are on the basis of a 53-week reporting period and the results of operations and cash flows for the fiscal year ended March 25, 2007 are on the basis of a 52-week reporting period.

3. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant estimates made by management in preparing the consolidated financial statements include revenue recognition, the allowance for doubtful accounts, valuation of notes receivable, valuation of stock-based compensation, income taxes, and the valuation of goodwill, other intangible assets and other long-lived assets.

4. Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash equivalents amounted to $5,352 and $11,100 at March 29, 2009 and March 30, 2008, respectively. The majority of cash and cash equivalents are in excess of government insurance. Included in cash and cash equivalents is cash restricted for untendered shares associated with the acquisition of Nathan's in 1987 of $54 at March 29, 2009 and March 30, 2008.

5. Impairment of Notes Receivable

Nathan's follows the guidance in Statement of Financial Accounting Standards ("SFAS") No. 114 ("SFAS No. 114") "Accounting by Creditors for Impairment of a Loan," as amended. Pursuant to SFAS No. 114, a loan is impaired when, based on current information and events, it is probable that a creditor will be unable to collect all amounts due according to the contractual terms of the loan agreement. When evaluating a note for impairment, the factors considered include: (a) indications that the borrower is experiencing business problems such as late payments, operating losses, marginal working capital, inadequate cash flow or business interruptions, (b) loans secured by collateral that is not readily marketable, or (c) loans that are susceptible to deterioration in realizable value. When determining impairment, management's assessment may include its intention to extend its lease beyond the minimum lease term and the debtor's ability to meet its obligation over any extended term. The Company records interest income on its impaired notes receivable on a cash basis, based on the present value of the estimated cash flows of identified impaired notes receivable. Based on the Company's analysis, it has determined that its note receivable is not impaired at March 29, 2009 or March 30, 2008. (See Note G.)

6. Inventories

Inventories, which are stated at the lower of cost or market value, consist primarily of food items and supplies. Inventories also include equipment and marketing items in connection with the Branded Product Program. Cost is determined using the first-in, first-out method.

7. Marketable Securities

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," the Company determines the appropriate classification of securities at the time of purchase and reassesses the appropriateness of the classification at each reporting date. At March 29, 2009 and March 30, 2008, all marketable securities held by the Company have been classified as available-for-sale and, as a result, are stated at fair value, based upon quoted market prices for similar assets as determined in active markets or model-derived valuations in which all significant inputs are observable, for substantially the full-term of the asset, in the accompanying consolidated balance sheets, with unrealized gains and losses included as a component of accumulated other comprehensive income. Realized gains and losses on the sale of securities, as determined on a specific identification basis, are included in the accompanying consolidated statements of earnings (See Note E.)

8. Sales of Restaurants

The Company observes the provisions of SFAS No. 66, "Accounting for Sales of Real Estate," ("SFAS No. 66") which establishes accounting standards for recognizing profit or loss on sales of real estate. SFAS No. 66 provides for profit recognition by the full accrual method, provided (a) the profit is determinable, that is, the collectibility of the sales price is reasonably assured or the amount that will not be collectible can be estimated, and (b) the earnings process is virtually complete, that is, the seller is not obliged to perform significant activities after the sale to earn the profit. Unless both conditions exist, recognition of all or part of the profit shall be postponed and other methods of profit recognition shall be followed. In accordance with SFAS No. 66, the Company recognizes profit on sales of restaurants under the full accrual method, the installment method and the deposit method, depending on the specific terms of each sale. The Company records depreciation expense on the property subject to the sales contracts that are accounted for under the deposit method and records any principal payments received as a deposit until such time that the transaction meets the sales criteria of SFAS No. 66.

9. Property and Equipment

Property and equipment are stated at cost less accumulated depreciation and amortization. Major improvements are capitalized and minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation and amortization are calculated on the straight-line basis over the estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease term of the related asset. The estimated useful lives are as follows:

Building and improvements	5–25 years
Machinery, equipment, furniture and fixtures	3–15 years
Leasehold improvements	5–20 years

10. Goodwill and Intangible Asset

Goodwill and intangible assets primarily consist of (i) goodwill of $95 resulting from the acquisition of Nathan's in 1987; and (ii) trademarks, trade names and other intellectual property of $1,353 in connection with Arthur Treacher's as of March 29, 2009 and March 30, 2008.

The Company's goodwill and intangible assets are deemed to have indefinite lives and, accordingly, are not amortized, but are evaluated for impairment at least annually, but more often whenever changes in facts and circumstances occur which may indicate that the carrying value may not be recoverable. As of March 29, 2009 and March 30, 2008, the Company has performed its required annual impairment test of goodwill and intangible assets and has determined no impairment is deemed to exist.

Total amortization expense for intangible assets included within discontinued operations was $2, $77 and $261, respectively, for each of the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007. As a result of the April 23, 2008 sale of Roasters (Note G), the Company will no longer have any amortizable intangibles and, as a result, no amortization expense is currently expected in the next five years.

11. Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Impairment is measured by comparing the carrying value of the long-lived assets to the estimated undiscounted future cash flows expected to result from use of the assets and their ultimate disposition. In instances where impairment is determined to exist, the Company writes down the asset to its fair value based on the present value of estimated future cash flows.

Impairment losses are recorded on long-lived assets on a restaurant-by-restaurant basis whenever impairment factors are determined to be present. The Company considers a history of restaurant operating losses to be its primary indicator of potential impairment for individual restaurant locations. No units were deemed impaired during the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007.

12. Self-Insurance

The Company is self-insured for portions of its general liability and its medical benefits coverage. As part of Nathan's risk management strategy, its general liability insurance programs include deductibles for each incident and in the aggregate for a policy year. As such, Nathan's accrues estimates of its ultimate self-insurance costs throughout the policy year. These estimates have been developed based upon historical trends and expectations, however, the final cost of some of these liability claims may not be known for five years or longer. Accordingly, Nathan's annual self-insurance costs may be subject to adjustment from previous estimates as facts and circumstances change. The self-insurance accruals at March 29, 2009 and March 30, 2008 were $51 and $107, respectively, and are included in "Accrued expenses and other current liabilities" in the accompanying consolidated balance sheets.

During the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007, the Company reversed approximately $61, $61, and $53 respectively, of previously recorded insurance accruals to reflect the revised estimated cost of claims.

13. Fair Value of Financial Instruments

In September 2006, the Financial Accounting Standards Board ("FASB") issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"), to eliminate the diversity in practice that existed due to the different definitions of fair value. SFAS No. 157 retained the exchange price notion in earlier definitions of fair value, but clarified that the exchange price is the price in an orderly transaction between market participants to sell an asset or liability in the principal or most advantageous market for the asset or liability. SFAS No. 157 stated that the transaction is hypothetical at the measurement date, considered from the perspective of the market participant who holds the asset or liability. As such, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price), as opposed to the price that would be paid to acquire the asset or received to assume the liability at the measurement date (an entry price). SFAS No. 157 also established a three-level hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

In February 2008, the FASB issued FASB Staff Position No. 157-2, "Effective Date of FASB Statement No. 157," which delayed the effective date of SFAS No. 157 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). Nathan's adopted the provisions of SFAS No. 157 on March 31, 2008 and elected the deferral option for non-financial assets and liabilities. The effect on our consolidated financial position and results of operations of adopting this standard was not significant.

In October 2008, the FASB issued FASB Staff Position No. 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP No. 157-3"). FSP No. 157-3 applies to financial assets within the scope of accounting pronouncements that require or permit fair value measurements in accordance with SFAS No. 157. FSP No. 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key conditions in determining the fair value of a financial asset when the market for that financial asset is not active. FSP No. 157-3 became effective upon issuance, including prior periods for which financial statements have not been issued. Nathan's adopted the provisions of FSP No. 157-3 effective September 28, 2008. The effect on our consolidated financial position and results of operations of adopting this standard was not significant.

In April 2009, the FASB issued FASB Staff Position No. 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly," ("FSP No. 157-4"), which provides guidelines for a broad interpretation of when to apply market-based fair value measurements. FSP No. 157-4 reaffirms management's need to use judgment to determine when a market that was once active has become inactive and in determining fair values in markets that are no longer active. FSP No. 157-4 is effective for interim and annual periods ending after June 15, 2009, but may be early adopted for the interim and annual periods ending after March 15, 2009. Nathan's will adopt the provisions of FSP No. 157-4 on March 30, 2009. We do not expect the adoption of FSP No. 157-4 to have a material effect on our consolidated financial position and results of operations.

The effect on our consolidated financial position and results of operations of adopting these standards was not significant.

The valuation hierarchy established by SFAS No. 157 is based upon the transparency of inputs to the valuation of an asset or liability on the measurement date. The three levels are defined as follows:

- Level 1—inputs to the valuation methodology are quoted prices (unadjusted) for an identical asset or liability in an active market
- Level 2—inputs to the valuation methodology include quoted prices for a similar asset or liability in an active market or model-derived valuations in which all significant inputs are observable for substantially the full term of the asset or liability
- Level 3—inputs to the valuation methodology are unobservable and significant to the fair value measurement of the asset or liability

The following table presents assets and liabilities measured at fair value on a recurring basis as of March 29, 2009 by SFAS No. 157 valuation hierarchy:

	Level 1	Level 2	Level 3	Carrying Value
Marketable securities	$—	$25,670	$—	$25,670
Total assets at fair value	$—	$25,670	$—	$25,670

Nathan's marketable securities, which primarily represent municipal bonds, are not actively traded. The valuation of such bonds is based upon quoted market prices for similar bonds currently trading in an active market.

The carrying amounts of cash equivalents, accounts receivable and accounts payable approximate fair value due to the short-term maturity of the instruments. The carrying amount of the note receivable approximates fair value as determined using level three inputs as the current interest rate on such instrument approximates current market interest rates on similar instruments.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115" ("SFAS No. 159"). This standard amends SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," with respect to accounting for a transfer to the trading category for all entities with available-for-sale and trading securities electing the fair value option. SFAS No. 159 allows companies to elect fair value accounting for many financial instruments and other items that currently are not required to be accounted for as such, allows different applications for electing the option for a single item or groups of items, and requires disclosures to facilitate comparisons of similar assets and liabilities that are accounted for differently in relation to the fair value option. Nathan's adopted the provisions of SFAS No. 159 on March 31, 2008. The adoption of SFAS No. 159 had no impact on our consolidated financial position and results of operations as Nathan's did not elect the fair value option to report its financial assets and liabilities at fair value and elected to continue the treatment of its marketable securities as available-for-sale securities with unrealized gains and losses recorded in accumulated other comprehensive income.

14. Start-up Costs

Pre-opening and similar costs are expensed as incurred.

15. Revenue Recognition—Branded Products Operations

The Company recognizes revenue from the Branded Product Program when it is determined that the products have been delivered via third party common carrier to Nathan's customers. Rebates provided to customers are classified as a reduction of revenues.

16. Revenue Recognition—Company-owned Restaurants

Sales by Company-owned restaurants, which are typically paid in cash or credit card by the customer, are recognized upon the performance of services. Sales are presented, net of sales tax, pursuant to EITF Issue 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That Is, Gross versus Net Presentation)."

17. Revenue Recognition—Franchising Operations

In connection with its franchising operations, the Company receives initial franchise fees, development fees, royalties, and in certain cases, revenue from sub-leasing restaurant properties to franchisees.

Franchise and area development fees, which are typically received prior to completion of the revenue recognition process, are initially recorded as deferred revenue. Initial franchise fees, which are non-refundable, are initially recognized as income when substantially all services to be performed by Nathan's and conditions relating to the sale of the franchise have been performed or satisfied, which generally occurs when the franchised restaurant commences operations.

The following services are typically provided by the Company prior to the opening of a franchised restaurant:

- Approval of all site selections to be developed.
- Provision of architectural plans suitable for restaurants to be developed.
- Assistance in establishing building design specifications, reviewing construction compliance and equipping the restaurant.
- Provision of appropriate menus to coordinate with the restaurant design and location to be developed.
- Provide management training for the new franchisee and selected staff.
- Assistance with the initial operations of restaurants being developed.

At March 29, 2009 and March 30, 2008, $171 and $284, respectively, of deferred franchise fees are included in the accompanying consolidated balance sheets. For the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007, the Company earned franchise fees of $647, $831 and $488, respectively, from new unit openings, transfers, co-branding and forfeitures.

Development fees are nonrefundable and the related agreements require the franchisee to open a specified number of restaurants in the development area within a specified time period or the agreements may be canceled by the Company. Revenue from development agreements is deferred and recognized ratably over the term of the agreement, or, as restaurants in the development area commence operations on a pro rata basis to the minimum number of restaurants required to be open, or at the time the development agreement is effectively canceled. At March 29, 2009 and March 30, 2008, $193 and $214, respectively, of deferred development fee revenue is included in "Other liabilities" in the accompanying consolidated balance sheets.

The following is a summary of franchise openings and closings for the Nathan's Franchise restaurant system for the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007:

	March 29, 2009	March 30, 2008	March 25, 2007
Franchised restaurants operating at the beginning of the period	**224**	196	192
New franchised restaurants opened during the period	**46**	46	21
Franchised restaurants closed during the period	**(21)**	(18)	(17)
Franchised restaurants operating at the end of the period	**249**	224	196

The Company recognizes franchise royalties, which are generally based upon a percentage of sales made by the Company's franchisees, when they are earned and deemed collectible. The Company recognizes revenue from its Branded Menu Program directly from its product manufacturers upon their sales of Nathan's products. Franchise fees and royalties that are not deemed to be collectible are not recognized as revenue until paid by the franchisee or until collectibility is deemed to be reasonably assured. Revenue from sub-leasing properties is recognized in income as the revenue is earned and becomes receivable and deemed collectible. Sub-lease rental income is presented net of associated lease costs in the accompanying consolidated statements of operations.

18. Revenue Recognition—License Royalties

The Company earns revenue from royalties on the licensing of the use of its name on certain products produced and sold by outside vendors. The use of the Company name and symbols must be approved by the Company prior to each specific application to ensure proper quality and project a consistent image. Revenue from license royalties is recognized when it is earned and deemed collectible.

19. Interest Income

Interest income is recorded when it is earned and deemed realizable by the Company.

20. Other Income

The Company recognizes gains on the sale of fixed assets under the full accrual method, installment method or deposit method in accordance with provisions of SFAS No. 66 (See Note B-8).

Deferred revenue associated with supplier contracts is generally amortized into income on a straight-line basis over the life of the contract.

Other income for the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007 consists of the following:

	March 29, 2009	March 30, 2008	March 25, 2007
Amortization of supplier contributions	**$41**	$34	$52
Other income	**22**	37	8
	$63	$71	$60

21. Business Concentrations and Geographical Information

The Company's accounts receivable consist principally of receivables from franchisees for royalties and advertising contributions, from sales under the Branded Product Program, and for royalties from retail licensees. At March 29, 2009, one retail licensee and two Branded Products distributors each represented 12%, 15% and 15%, respectively, of accounts receivable. At March 30, 2008, one retail licensee and three Branded Product customers each represented 19%, 15%, 11% and 10%, respectively, of accounts receivable. No franchisee, retail licensee or Branded Product customer accounted for 10% or more of revenues during the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007.

The Company's primary supplier of frankfurters represented 81%, 77% and 74% of product purchases for the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007, respectively. The Company's distributor of product to its Company-owned restaurants represented 12%, 15%, and 16% of product purchases for the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007, respectively.

The Company's revenues for the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007 were derived from the following geographic areas:

	March 29, 2009	March 30, 2008	March 25, 2007
Domestic (United States)	**$48,423**	$46,489	$41,705
Non-domestic	**798**	736	1,098
	$49,221	$47,225	$42,803

22. Advertising

The Company administers an advertising fund on behalf of its franchisees to coordinate the marketing efforts of the Company. Under this arrangement, the Company collects and disburses fees paid by manufacturers, franchisees and Company-owned stores for national and regional advertising, promotional and public relations programs. Contributions to the advertising funds are based on specified percentages of net sales, generally ranging up to 2%. Net Company-owned store advertising expense was $188, $224, and $184, for the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007, respectively.

23. Stock-Based Compensation

At March 29, 2009, the Company had several stock-based employee compensation plans in effect which are more fully described in Note K. As of the beginning of fiscal 2007, Nathan's adopted SFAS No. 123R, "Share-based Payment," ("SFAS No. 123R") using the modified prospective method.

SFAS No. 123R requires the cost of all share-based payments to employees, including grants of employee stock options, to be recognized in the financial statements based on their fair values measured at the grant date, or the date of later modification, over the requisite service period. The Company utilizes the straight-line attribution method to recognize the expense associated with awards with graded vesting terms. In addition, under the modified prospective approach, SFAS No. 123R requires unrecognized cost (based on the amounts previously disclosed in pro forma footnote disclosures) related to awards vesting after the date of initial adoption to be recognized by the Company in the financial statements over the remaining requisite service period.

Stock-based compensation, including amortization of deferred compensation relating to restricted stock, recognized during the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007 was $492, $432 and $367 respectively, is included in general and administrative expense in the accompanying Consolidated

Statements of Earnings. As of March 29, 2009, there was $899 of unamortized compensation expense related to stock options. The Company expects to recognize this expense over approximately two years, six months, which represents the remaining requisite service periods for such awards.

No stock-based awards were granted during the fiscal year ended March 29, 2009.

During the fiscal year ended March 30, 2008, the Company granted 110,000 stock options having an exercise price of $17.43 per share, all of which expire five years from the date of grant. 60,000 of the options granted will be vested as follows: 25% on the first anniversary of the grant, 50% on the second anniversary of the grant, 75% on the third anniversary of the grant and 100% on the fourth anniversary of the grant. 50,000 of the options granted will be vested as follows: 33.3% on the first anniversary of the grant, 66.7% on the second anniversary of the grant and 100% on the third anniversary of the grant.

During the fiscal year ended March 25, 2007, the Company granted 197,500 stock options having an exercise price of $13.08 per share, all of which expire ten years from the date of grant. All 197,500 options granted will be vested as follows: 20% on the first anniversary of the grant, 40% on the second anniversary of the grant, 60% on the third anniversary of the grant, 80% on the fourth anniversary of the grant and 100% on the fifth anniversary of the grant.

The weighted-average option fair values, as determined using the Black-Scholes option valuation model, and the assumptions used to estimate these values for stock options granted during the fiscal years ended March 30, 2008 and March 25, 2007 are as follows:

	Fiscal Year Ended	
	March 30, 2008	March 25, 2007
Weighted-average option fair values	$5.8270	$6.1686
Expected life (years)	4.25	7.0
Interest rate	4.21%	5.21%
Volatility	32.93%	34.33%
Dividend yield	0%	0%

The expected dividend yield is based on historical and projected dividend yields. The Company estimates expected volatility based primarily on historical monthly price changes of the Company's stock equal to the expected life of the option. The risk free interest rate is based on the U.S. Treasury yield in effect at the time of the grant. The expected option term is the number of years the Company estimates the options will be outstanding prior to exercise based on expected employment termination behavior.

24. Classification of Operating Expenses

Cost of sales consists of the following:

- The cost of products sold by the Company-operated restaurants, through the Branded Product Program and other distribution channels.
- The cost of labor and associated costs of in-store restaurant management and crew.
- The cost of paper products used in Company-operated restaurants.
- Other direct costs such as fulfillment, commissions, freight and samples.

Restaurant operating expenses consist of the following:

- Occupancy costs of Company-operated restaurants.
- Utility costs of Company-operated restaurants.
- Repair and maintenance expenses of the Company-operated restaurant facilities.
- Marketing and advertising expenses done locally and contributions to advertising funds for Company-operated restaurants.
- Insurance costs directly related to Company-operated restaurants.

25. Income Taxes

The Company's current provision for income taxes is based upon its estimated taxable income in each of the jurisdictions in which it operates, after considering the impact on taxable income of temporary differences resulting from different treatment of items such as depreciation, estimated self-insurance liabilities, allowance for doubtful accounts and any tax credits or net operating losses ("NOL") for tax and reporting purposes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and any operating loss or tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the year in which those temporary differences are expected to be recovered or settled.

Uncertain Tax Positions

The Financial Accounting Standards Board issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for Income Taxes" ("FIN No. 48") which was adopted by the Company on March 26, 2007. FIN No. 48 addresses the determination of whether tax benefits claimed or expected to be claimed on a tax return should be recorded in the financial statements. Under FIN No. 48, the Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the financial statements from such position should be measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. FIN No. 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods and disclosure requirements. (See Note J.)

26. Reclassifications

Certain prior years' balances related to discontinued operations (See Note G) have been reclassified to conform with Nathan's current year presentation.

27. Recently Issued Accounting Standards Not Yet Adopted

In December 2007, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"), which establishes principles and requirements for how an acquirer recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in an acquiree, including the recognition and measurement of goodwill acquired in a business combination.

In April 2009, the FASB issued FASB Staff Position No. 141R-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arises from Contingencies" ("FSP No. 141R-1"), which provides guidelines on the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. FSP No. 141R-1 provides that an acquirer shall recognize an asset acquired or a liability assumed in a business combination that arises from a contingency at fair value, at the acquisition date, if the acquisition-date fair value of that asset or liability can be determined during the measurement period. FSP No. 141R-1 provides guidance in the event that the fair value of an asset acquired or liability assumed cannot be determined during the measurement period. FSP No. 141R-1 provides that an acquirer shall develop a systematic and rational basis for subsequently measuring and accounting for assets and liabilities arising from contingencies and also provides for the disclosure requirements. FSP No. 141R-1 is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008.

The requirements of SFAS No. 141R and FSP No. 141R-1 are effective for fiscal years beginning on or after December 15, 2008, which for us is fiscal 2010. Earlier adoption is prohibited. The adoption of SFAS No. 141R and FSP No. 141R-1 will impact our accounting for future business combinations, if any.

In December 2007, the FASB issued SFAS No. 160, "Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51" ("SFAS No. 160"). SFAS No. 160 amends ARB No. 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a noncontrolling interest in a subsidiary, which is sometimes referred to as minority interest, is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements. Among other requirements, this statement requires consolidated net income to be reported at amounts that include the amounts attributable to both the parent and the noncontrolling interest. It also requires disclosure, on the face of the consolidated income statement, of the amounts of consolidated net income attributable to the parent and to the noncontrolling interest. SFAS No. 160 is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008, which for us is the first quarter of fiscal 2010. Earlier adoption is prohibited. Based upon Nathan's current organization structure, we do not expect the implementation of SFAS No. 160 to have any impact on our consolidated financial position and results of operations.

In April 2008, the FASB issued FASB Staff Position No. 142-3 ("FSP No. 142-3"), "Determination of the Useful Life of Intangible Assets," which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "Goodwill and Other Intangible Assets." FSP No. 142-3 is effective for fiscal years beginning after December 15, 2008, which for us is the first quarter of fiscal 2010. We do not expect the adoption of FSP No. 142-3 to have a material effect on our consolidated financial position and results of operations.

In June 2008, the FASB ratified Emerging Issues Task Force 08-3 ("EITF 08-3"), "Accounting by Lessees for Maintenance Deposits," which provides guidance for accounting for maintenance deposits paid by a lessee to a lessor. EITF 08-3 is effective for fiscal years beginning after December 15, 2008, which for us is the first quarter of fiscal 2010. We do not expect the adoption of EITF 08-3 to have a significant impact on our consolidated financial position and results of operations.

In April 2009, the FASB issued FASB Staff Position Nos. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments," ("FSP No. 115-2 and FSP No. 124-2") which segregates credit and noncredit components of impaired debt securities that are not expected to be sold. Impairments will still have to be measured at fair value in other comprehensive income. The FSPs also require some additional disclosures regarding expected cash flows, credit losses, and an aging of securities with unrealized losses. These FSPs are effective for interim and annual periods ending after June 15, 2009, but may be early adopted for the interim and annual periods ending after March 15, 2009. Nathan's will adopt the provisions of FSP No. 115-2 and FSP No. 124-2 on March 30, 2009. We do not expect the adoption of FSP No. 115-2 and FSP No. 124-2 to have a material effect on our consolidated financial position and results of operations.

In April 2009, the FASB issued FASB Staff Position Nos. FAS 107-1 and APB 28-1, "Interim Disclosures about Fair Value of Financial Instruments," which increase the frequency of fair value disclosures to a quarterly basis instead of annually. The guidance relates to fair value disclosures for any financial instruments that are not currently reflected on the balance sheet at fair value. Prior to this FSP, fair values for these assets and liabilities were only disclosed once a year. These FSPs are effective for interim and annual periods ending after June 15, 2009, but may be early adopted for the interim and annual periods ending after March 15, 2009. Nathan's will adopt the provisions of FSP No. 107-1 and APB No. 28-1 on March 30, 2009. We do not expect the adoption of FSP No. 107-1 and APB No. 28-1 to have a material effect on our consolidated financial position and results of operations.

Note C—Income Per Share

Basic income per common share is calculated by dividing income by the weighted-average number of common shares outstanding and excludes any dilutive effects of stock options or warrants. Diluted income per common share gives effect to all potentially dilutive common shares that were outstanding during the period. Dilutive common shares used in the computation of diluted income per common share result from the assumed exercise of stock options and warrants, using the treasury stock method.

The following chart provides a reconciliation of information used in calculating the per share amounts for the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007, respectively:

	Income from Continuing Operations			Shares			Income Per Share from Continuing Operations		
	2009	2008	2007	**2009**	2008	2007	**2009**	2008	2007
Basic EPS									
Basic calculation	**$4,958**	$4,781	$4,272	**5,898,000**	6,085,000	5,836,000	**$ .84**	$ .79	$ .73
Effect of dilutive employee stock options and warrants	—	—	—	**282,000**	417,000	505,000	**(.04)**	(.05)	(.06)
Diluted EPS									
Diluted calculation	**$4,958**	$4,781	$4,272	**6,180,000**	6,502,000	6,341,000	**$ .80**	$ .74	$ .67

Options and warrants to purchase 196,833, 55,000 and 98,750 shares of common stock for the years ended March 29, 2009, March 30, 2008 and March 25, 2007, respectively, were not included in the computation of diluted earnings per share because the exercise prices exceeded the average market price of common shares during the respective periods.

Note D—Accounts and Other Receivables, Net

Accounts and other receivables, net, consist of the following:

	March 29, 2009	March 30, 2008
Franchise and license royalties	**$1,672**	$1,721
Branded product sales	**2,686**	2,118
Real estate tax refund, net	**516**	—
Other	**200**	95
	5,074	3,934
Less: allowance for doubtful accounts	**205**	104
Accounts and other receivables, net	**$4,869**	$3,830

Accounts receivable are due within 30 days and are stated at amounts due from franchisees, retail licensees and Branded Product Program customers, net of an allowance for doubtful accounts. March 29, 2009, March 30, 2008 and March 25, 2007 accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company's previous loss history, the customer's current and expected future ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they are deemed to be uncollectible.

Real estate tax refund, net represents the settlement of a multi-year certiorari proceeding at a Company-owned restaurant, net of associated fees.

Changes in the Company's allowance for doubtful accounts for the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007 are as follows:

	March 29, 2009	March 30, 2008	March 25, 2007
Beginning balance	**$104**	$ 94	$128
Bad debt expense	**173**	—	—
Uncollectible marketing fund contributions	**27**	20	—
Accounts written off	**(99)**	(10)	(34)
Ending balance	**$205**	$104	$ 94

Note E—Marketable Securities

The cost, gross unrealized gains, gross unrealized losses and fair market value for marketable securities, which consists entirely of municipal bonds which are classified as available-for-sale securities are as follows:

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Market Value
March 29, 2009	**$25,130**	**$625**	**$(85)**	**$25,670**
March 30, 2008	$20,590	$365	$ (5)	$20,950

As of March 29, 2009, there were four securities in an unrealized loss position. Management has evaluated the securities, individually and in the aggregate, for other than temporary impairment. No such impairment existed at March 29, 2009 based on management's intent and ability to hold the securities until market conditions recover and the market value of the securities is at a minimum equal to their cost basis. As of March 29, 2009, all securities in an unrealized loss position have been in an unrealized loss position for less than one year.

As of March 29, 2009, the bonds mature at various dates between April 2009 and October 2019. The following represents the bond maturities by period as follows:

Fair Value of Bonds	Total	Less than 1 Year	1–5 Years	5–10 Years	After 10 Years
March 29, 2009	**$25,670**	**$1,049**	**$15,795**	**$7,577**	**$1,249**
March 30, 2008	$20,950	$2,235	$11,124	$6,346	$1,245

Proceeds from the sale of available-for-sale securities and the resulting gross realized gains and losses included in the determination of net income are as follows:

	March 29, 2009	March 30, 2008	March 25, 2007
Available-for-sale securities:			
Proceeds	**$3,681**	$3,100	—
Gross realized losses	**(17)**	—	—

The change in net unrealized gains on available-for-sale securities for the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007, of $120, $269, and $120, respectively, which is net of deferred income taxes, have been included as a component of comprehensive income.

Note F—Property and Equipment, Net

Property and equipment consists of the following:

	March 29, 2009	March 30, 2008
Land	**$ 1,094**	$ 1,094
Building and improvements	**2,164**	2,130
Machinery, equipment, furniture and fixtures	**6,290**	5,931
Leasehold improvements	**3,834**	3,817
Construction-in-progress	**3**	18
	13,385	12,990
Less: accumulated depreciation and amortization	**9,259**	8,562
	$ 4,126	$ 4,428

Depreciation and amortization expense on property and equipment was $809, $764 and $742 for the fiscal years ended March 29, 2009, March 30, 2008, and March 25, 2007, respectively.

Note G—Discontinued Operations

The Company follows the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), related to the accounting and reporting for components of a business to be disposed of. In accordance with SFAS No. 144, the definition of discontinued operations includes components of an entity whose cash flows are clearly identifiable. SFAS No. 144 requires the Company to classify as discontinued operations any restaurant, property or business outlet that Nathan's sells, abandons or otherwise disposes of where the Company will have no further involvement in the operation of, or cash flows from, such restaurant, property or business outlet operations.

1. Sale of NF Roasters Corp.

On April 23, 2008, Nathan's completed the sale of its wholly-owned subsidiary, NF Roasters Corp. ("NF Roasters"), the franchisor of the Kenny Rogers Roasters concept, to Roasters Asia Pacific (Cayman) Limited. Pursuant to the Stock Purchase Agreement ("NFR Agreement"), Nathan's sold all of the stock of NF Roasters for $4,000 in cash.

In connection with the NFR Agreement, Nathan's and its previously-owned subsidiary, Miami Subs, may continue to sell Kenny Rogers products within the then-existing restaurants without payment of royalties.

The following is a summary of the assets and liabilities of NF Roasters, as of the date of sale, that were sold:

Cash	$ 8[(a)]
Accounts receivable, net	1
Deferred income taxes, net	230
Intangible assets, net	391
Other assets	30
Total assets sold	660
Accrued expenses	27[(b)]
Other liabilities	328
Total liabilities sold	355
Net assets sold	$305

(a) Represents unexpended marketing funds.
(b) Includes unexpended marketing funds of $8.

Nathan's realized a gain on the sale of NF Roasters of $3,656 net of professional fees of $39 and recorded income taxes of $1,289 on the gain during the fiscal year ended March 29, 2009. Nathan's has determined that it will not have any significant cash flows or continuing involvement in the ongoing operations of NF Roasters.

Therefore, the results of operations for NF Roasters, including the gain on disposal, have been presented as discontinued operations for all periods presented. The accompanying balance sheet for the fiscal year ended March 30, 2008 has been revised to reflect the assets and liabilities of NF Roasters that were subsequently sold, as held for sale as of that date.

2. Sale of Miami Subs Corporation

On June 7, 2007, Nathan's completed the sale of its wholly-owned subsidiary, Miami Subs Corporation ("Miami Subs") to Miami Subs Capital Partners I, Inc. ("Purchaser"). Pursuant to the Stock Purchase Agreement ("MSC Agreement"), Nathan's sold all of the stock of Miami Subs in exchange for $3,250, consisting of $850 in cash and the Purchaser's promissory note in the principal amount of $2,400 (the "MSC Note"). The MSC Note bears interest at 8% per annum and is secured by a lien on all of the assets of Miami Subs and by the personal guarantees of two principals of the Purchaser. The Purchaser may also prepay the MSC Note at any time. In the event the MSC Note was fully repaid within one year of the sale, Nathan's would have been required to reduce the amount due by $250. Due to the ability to prepay the loan and reduce the amount due, the recognition of $250 was initially deferred. The MSC Note was not prepaid within the requisite timeframe and Nathan's recognized the deferred amount of $250 as additional gain and recorded income taxes of $97 during the fiscal year ended March 29, 2009.

Effective August 31, 2008, Nathan's and the Purchaser agreed to extend the due date of the MSC Note from its initial four-year term until April 2014, to reduce the monthly payment and to settle certain claims under the MSC Agreement. At that time, management evaluated the restructured MSC Note for impairment by comparing the present value of the future cash flows on the MSC Note to the current carrying value and determined that no impairment existed. The current and long-term portions of the MSC Note as of March 29, 2009 reflect the terms of the restructured MSC Note.

In accordance with the MSC Agreement, Nathan's retained ownership of Miami Subs' then-owned corporate office in Fort Lauderdale, Florida.

The following is a summary of the assets and liabilities of Miami Subs, as of the date of sale, that were sold:

Cash	$ 674[(a)]
Accounts receivable, net	213
Notes receivable, net	153
Prepaid expenses and other current assets	119
Deferred income taxes, net	719
Property and equipment, net	48
Intangible assets, net	1,803
Other assets, net	46
Total assets sold	3,775
Accounts payable	27
Accrued expenses	1,373[(a)]
Other liabilities	395
Total liabilities sold	1,795
Net assets sold	$1,980

(a) Includes unexpended marketing funds of $565.

In connection with the MSC Agreement, the Purchaser may continue to sell Nathan's Famous and Arthur Treacher's products within the existing restaurant system in exchange for a royalty payment of $6 per month.

Nathan's initially realized a gain on the sale of Miami Subs of $983, net of professional fees of $37, and recorded income taxes of $356 on the gain during the fiscal year ended March 30, 2008. Nathan's also recognized an additional gain of $250, or $153 net of tax, during the fiscal year ended March 29, 2009, resulting from the contingent consideration which was deferred at the time of sale. Nathan's has determined that it will not have any significant cash flows or continuing involvement in the ongoing operations of Miami Subs. Therefore, the results of operations for Miami Subs, including the gains on disposal, have been presented as discontinued operations for all periods presented.

3. Sale of Leasehold Interest

During the fiscal year ended March 30, 2008, Nathan's completed a Lease Termination Agreement with respect to three leased properties in Fort Lauderdale, Florida, with its landlord, and CVS 3285 FL, L.L.C., ("CVS") to sell its leasehold interests to CVS for $2,000. As the properties were subject to certain sublease and management agreements between Nathan's and the then-current occupants, Nathan's made payments to, or forgave indebtedness of, the then-current occupants of the properties and paid brokerage commissions of $494 in the aggregate. Nathan's made the properties available to CVS by May 29, 2007, and Nathan's received the proceeds of the sale on June 5, 2007. Nathan's recognized a gain of $1,506 and recorded income taxes of $557 during the fiscal year ended March 30, 2008. The results of operations for these properties, including the gain on disposal, have been included as discontinued operations for all periods presented.

4. Sale of Real Estate

On July 13, 2005, Nathan's sold all of its right, title and interest in and to a vacant real estate parcel previously utilized as a parking lot, adjacent to a Company-owned restaurant, located in Brooklyn, New York. Nathan's also entered into an agreement pursuant to which an affiliate of the buyer assumed all of Nathan's rights and obligations under a lease for an adjacent property and agreed to pay $500 to Nathan's for its leasehold interest on the earlier of (i) three years after closing or (ii) six months after the closing of the adjacent property. On January 17, 2006, the adjacent property was sold. The Company received $100 during fiscal 2006 and the remaining balance of $400 was received in October 2006 and is included as a gain from discontinued operations during fiscal 2007.

5. Summary Financial Information

The following is a summary of all discontinued operations for fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007:

	March 29, 2009	March 30, 2008	March 25, 2007
Revenues (excluding gains from dispositions)	**$ 10**	$ 593	$3,086
Gain from dispositions before income taxes	**$3,906**	$2,489	$ 400
Income before income taxes	**$3,914**	$2,824	$2,104

The following is a summary of the assets and liabilities held for sale as of March 30, 2008:

Cash	$ 10[(a)]
Accounts receivable, net	3
Deferred income taxes	230
Intangible assets, net	393
Other assets, net	30
Total assets held for sale	666
Accrued expenses	29[(a)]
Other liabilities	325
Total liabilities held for sale	354
Net assets held for sale	$312

(a) Includes unexpended marketing funds of $8.

Note H—Accrued Expenses, Other Current Liabilities and Other Liabilities

Accrued expenses and other current liabilities consist of the following:

	March 29, 2009	March 30, 2008
Payroll and other benefits	**$1,770**	$1,803
Accrued operating expenses	**926**	1,029
Professional and legal costs	**137**	234
Self-insurance costs	**51**	107
Rent and occupancy costs	**119**	153
Taxes payable	**50**	60
Unexpended advertising funds	**46**	236
Deferred revenue	**634**	188
Other	**134**	204
	$3,867	$4,014

Other liabilities consist of the following:

	March 29, 2009	March 30, 2008
Deferred income—supplier contracts	**$ 4**	$ 38
Deferred development fees	**193**	214
Reserve for uncertain tax positions (Note J)	**841**	773
Deferred rental liability	**24**	81
Deferred royalty	**18**	31
	$1,080	$1,137

Note I—Indebtedness

The Company maintained a $7,500 line of credit with its primary banking institution. Borrowings under the line of credit were intended to be used to meet the normal short-term working capital needs of the Company. The line of credit was not a commitment and, therefore, credit availability was subject to ongoing approval. The line of credit expired on October 1, 2008, as the Company elected not to renew the line of credit. There were no borrowings outstanding under this line of credit as of March 30, 2008.

Note J—Income Taxes

Income tax provision (benefit) consists of the following for the fiscal years ended March 29, 2009, March 30, 2008, and March 25, 2007:

	March 29, 2009	March 30, 2008	March 25, 2007
Federal			
Current	**$2,012**	$1,314	$1,954
Deferred	**(53)**	523	(329)
	1,959	1,837	1,625
State and local			
Current	**511**	497	739
Deferred	**(9)**	93	(58)
	502	590	681
	$2,461	$2,427	$2,306

Total income tax provision (benefit) for the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007 differs from the amounts computed by applying the United States Federal income tax rate of 34% to income before income taxes as a result of the following:

	March 29, 2009	March 30, 2008	March 25, 2007
Computed "expected" tax expense	**$2,522**	$2,450	$2,237
State and local income taxes, net of Federal income tax benefit	**314**	360	245
Tax-exempt investment earnings	**(305)**	(309)	(220)
Nondeductible meals and entertainment and other	**(70)**	(74)	44
	$2,461	$2,427	$2,306

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are presented below:

	March 29, 2009	March 30, 2008
Deferred tax assets		
Accrued expenses	**$ 180**	$ 331
Allowance for doubtful accounts	**82**	37
Deferred revenue	**404**	275
Depreciation expense	**752**	894
Expenses not deductible until paid	**21**	43
Deferred stock compensation	**433**	261
Excess of straight line over actual rent	**32**	63
Other	**7**	10
Total gross deferred tax assets	**$1,911**	$1,914
Deferred tax liabilities		
Difference in tax bases of installment gains not yet recognized	**282**	347
Deductible prepaid expense	**172**	209
Unrealized gain on marketable securities	**224**	152
Other	**109**	73
Total gross deferred tax liabilities	**787**	781
Net deferred tax asset	**1,124**	1,133
Less current portion	**(696)**	(697)
Long-term portion	**$ 428**	$ 436

A valuation allowance is provided when it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Based upon anticipated taxable income, management believes that it is more likely than not that the Company will realize the benefit of this net deferred tax asset of $1,124 and $1,333 at March 29, 2009 and March 30, 2008, respectively.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes" ("FIN No. 48"), which clarified the accounting and disclosures for uncertainty in income taxes recognized in the financial statements in accordance with SFAS No. 109, "Accounting for Income Taxes." FIN No. 48 also provided guidance on the derecognition of uncertain tax positions, financial statement classification, accounting for interest and penalties, accounting for interim periods and added new disclosure requirements.

In May 2007, the FASB issued FASB Staff Position ("FSP") No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48," an amendment of FASB Interpretation FIN No. 48, "Accounting for Uncertainty in Income Taxes," ("FIN No. 48-1") to clarify that a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits in accordance with paragraph 10(b) of that Interpretation if (a) the taxing authority has completed all of its required or expected examination procedures, (b) the enterprise does not intend to appeal or litigate any aspect of the tax position, and (c) it is considered remote that the taxing authority would reexamine the tax position. FIN No. 48-1 also conforms to the terminology used in FIN No. 48 to describe measurement and recognition to the conclusions reached in the FSP. FIN No. 48-1 is effective as of the same dates as FIN No. 48, with retrospective application required for entities that have not applied FIN No. 48 in a manner consistent with the provisions of the FSP.

Nathan's adopted the provisions of FIN No. 48 and FIN No. 48-1 on March 26, 2007 which resulted in a $155 adjustment to increase tax liabilities and decrease opening retained earnings in connection with a cumulative effect of a change in accounting principle.

The following is a tabular reconciliation of the total amounts of unrecognized tax benefits excluding interest and penalties for the fiscal years ended March 29, 2009 and March 30, 2008.

	March 29, 2009	March 30, 2008
Balance at beginning of year	**$466**	$517
Increases based on tax positions taken in prior years	**14**	—
Decreases based on tax positions taken in prior years	**—**	—
Increase based on tax positions taken in current year	**21**	21
Reductions of tax positions taken in prior years	**—**	(72)
Unrecognized tax benefits, end of year	**$501**	$466

The amount of unrecognized tax benefits at March 29, 2009 and March 30, 2008 was $501 and $466, respectively, all of which would impact Nathan's effective tax rate, if recognized. Nathan's recognizes accrued interest and penalties associated with unrecognized tax benefits as part of the income tax provision. As of March 29, 2009 and March 30, 2008, the Company had $370 and $307, respectively, accrued for the payment of interest and penalties. The Company does not expect its unrecognized tax benefits to change significantly over the next 12 months.

Nathan's is subject to tax in the U.S. and various state and local jurisdictions. The Company is currently under audit by the Internal Revenue Service for the fiscal year ended March 25, 2007. New York State completed an examination of fiscal years ending March 2005 through March 2007, resulting in no changes to the returns as filed. The earliest tax years' that are subject to examination by taxing authorities by major jurisdictions are as follows:

Jurisdiction	Fiscal Year
Federal	2006
New York State	2008
New York City	2006

Note K—Stockholders' Equity, Stock Plans and Other Employee Benefit Plans

1. Stock Option Plans

On December 15, 1992, the Company adopted the 1992 Stock Option Plan (the "1992 Plan"), which provided for the issuance of incentive stock options ("ISOs") to officers and key employees and nonqualified stock options to directors, officers and key employees. Up to 525,000 shares of common stock were reserved for issuance for the exercise of options granted under the 1992 Plan. The 1992 Plan expired with respect to granting of new options on December 2, 2002.

In April 1998, the Company adopted the Nathan's Famous, Inc. 1998 Stock Option Plan (the "1998 Plan"), which provides for the issuance of nonqualified stock options to directors, officers and key employees. Up to 500,000 shares of common stock were reserved for issuance upon the exercise of options granted under the 1998 Plan. The 1998 Plan expired with respect to granting of new options on April 5, 2008.

In June 2001, the Company adopted the Nathan's Famous, Inc. 2001 Stock Option Plan (the "2001 Plan"), which provides for the issuance of nonqualified stock options to directors, officers and key employees. Up to 350,000 shares of common stock were originally reserved for issuance upon the exercise of options granted and for future issuance in connection with awards under the 2001 Plan. On September 12, 2007, Nathan's shareholders approved certain modifications to the 2001 Plan, which increased the number of options available for future grant by 275,000 shares. On September 17, 2007, 110,000 stock options were granted and as of March 29, 2009, there were 168,500 shares available to be issued for future grants under the 2001 Plan.

In June 2002, the Company adopted the Nathan's Famous, Inc. 2002 Stock Incentive Plan (the "2002 Plan"), which provides for the issuance of nonqualified stock options or restricted stock awards to directors, officers and key employees. Up to 300,000 shares of common stock have been reserved for issuance in connection with awards under the 2002 Plan. As of March 29, 2009, there were 2,500 shares available to be issued for future grants under the 2002 Plan.

The 2001 Plan and the 2002 Plan expire on June 13, 2011 and June 17, 2012, respectively, unless terminated earlier by the Board of Directors under conditions specified in the respective Plan.

The Company has outstanding 222,558 of stock options previously issued upon the acquisition of Miami Subs during the fiscal year ended March 26, 2000. These options have an exercise price of $3.1875 and expire on September 30, 2009.

In general, options granted under the Company's stock incentive plans have terms of five or ten years and vest over periods of between three and five years. The Company has historically issued new shares of common stock for options that have been exercised and determined the grant date fair value of options and warrants granted using the Black-Scholes option valuation model.

2. Warrant

On July 17, 1997, the Company granted its Chairman and then Chief Executive Officer a warrant to purchase 150,000 shares of the Company's common stock at an exercise price of $3.25 per share, representing the market price of the Company's common stock on the date of grant. The warrant was exercised in July 2007.

A summary of the status of the Company's stock options and warrants at March 29, 2009, March 30, 2008 and March 25, 2007 and changes during the fiscal years then ended is presented in the tables below:

	2009		2008		2007	
	Shares	**Weighted-Average Exercise Price**	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Options outstanding—beginning of year	**1,152,308**	**$6.54**	1,172,308	$ 5.21	1,332,024	$ 3.78
Granted	—	—	110,000	17.43	197,500	13.08
Expired	—	—	(8,500)	6.20	(4,000)	6.20
Exercised	**125,000**	**3.30**	(121,500)	3.59	(353,216)	3.69
Options outstanding—end of year	**1,027,308**	**$6.94**	1,152,308	$ 6.54	1,172,308	$ 5.21
Options exercisable—end of year	**830,475**	**$5.07**	884,306	$ 4.02	943,141	$ 3.48
Weighted-average fair value of options granted		**$ —**		$ 5.83		$ 6.16
Warrants outstanding—beginning of year	—	$ —	150,000	$ 3.25	150,000	$ 3.25
Exercised	—	—	(150,000)	(3.25)	—	—
Warrants outstanding—end of year	—	$ —	—	$ —	150,000	$ 3.25
Warrants exercisable—end of year	—	$ —	—	$ —	150,000	$ 3.25

During the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007, 125,000, 271,500 and 308,784 stock options and warrants were exercised which aggregated proceeds of $413, $924 and $722, respectively, to the Company.

The aggregate intrinsic values of the stock options exercised during the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007 were $1,250, $3,169 and $2,658 respectively.

The following table summarizes information about stock options at March 29, 2009:

	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value
Options outstanding at March 29, 2009	1,027,308	$6.94	2.93	$6,723,000
Options exercisable at March 29, 2009	830,475	$5.07	2.26	$6,723,000

Exercise prices range from $3.19 to $17.43

3. Common Stock Purchase Rights

On June 20, 1995, the Board of Directors declared a dividend distribution of one common stock purchase right (the "Rights") for each outstanding share of common stock of the Company. The distribution was paid on June 20, 1995 to the shareholders of record on June 20, 1995. The terms of the Rights were amended on April 6, 1998, December 8, 1999, June 15, 2005 and June 4, 2008. Pursuant to the June 4, 2008 amendment, the final expiration date of the Rights was accelerated to June 4, 2008 thereby terminating the Rights. Each Right, as amended, entitled the registered holder thereof to purchase from the Company one share of the common stock at a price of $4.00 per share, subject to adjustment for anti-dilution. New Common Stock certificates issued after June 20, 1995 upon transfer or new issuance of the common stock contained a notation incorporating the Rights Agreement by reference.

The Rights were not exercisable until the Distribution Date. The Distribution Date was the earlier to occur of (i) ten days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding shares of the common stock, as amended, or (ii) ten business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person becomes an Acquiring Person) following the commencement, or announcement of an intention to make a tender offer or exchange offer by a person (other than the Company, any wholly-owned subsidiary of the Company or certain employee benefit plans) which, if consummated, would result in such person becoming an Acquiring Person. Prior to the June 4, 2008 amendment, the Rights were scheduled to expire on June 19, 2010.

At any time prior to the time at which a person or group or affiliated or associated persons acquired beneficial ownership of 15% or more of the outstanding shares of the common stock of the Company, the Board of Directors of the Company had the ability to redeem the Rights in whole, but not in part, at a price of $.001 per Right. In addition, the Rights Agreement, as amended, permitted the Board of Directors, following the acquisition by a person or group of beneficial ownership of 15% or more of the common stock (but before an acquisition of 50% or more of common stock), to exchange the Rights (other than Rights owned by such 15% person or group), in whole or in part, for common stock, at an exchange ratio of one share of common stock per Right.

Until a Right was exercised, the holder thereof, as such, had no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends. The Company had reserved 9,501,491 shares of common stock for issuance upon exercise of the Rights.

On June 4, 2008, Nathan's approved the amendment of its then-existing shareholder rights plan to accelerate the final expiration date of the common stock purchase rights to June 4, 2008, thereby terminating the then-existing Rights, as well as the adoption of a new stockholder rights plan (the "New Rights Plan") under which all stockholders of record as of June 5, 2008 received rights to purchase shares of common stock (the "New Rights"). The New Rights Plan replaced and updated the Company's previously existing Rights plan.

The New Rights were distributed as a dividend. Initially, the New Rights will attach to, and trade with, the Company's common stock. Subject to the terms, conditions and limitations of the New Rights Plan, the New Rights will become exercisable if (among other things) a person or group acquires 15% or more of the Company's common stock. Upon such an event and payment of the purchase price of $30 (the "New Right Purchase Price"), each New Right (except those held by the acquiring person or group) will entitle the holder to acquire one share of the Company's common stock (or the economic equivalent thereof) or, if the then-current market price is less than the New Right Purchase Price, a number of shares of the Company's common stock which at the time of the transaction has a market value equal to the New Right Purchase Price. Based on the market price of the Company's common stock on June 4, 2008, the date the New Rights Plan was adopted, of $13.41 per share, and due to the fact that the Company is not required to issue fractional shares, the current exchange ratio is two shares of common stock per New Right. The Company's Board of Directors may redeem the New Rights prior to the time they are triggered. Upon adoption of the New Rights Plan, the Company reserved 16,589,516 shares of common stock for issuance upon exercise of the New Rights. At March 29, 2009, the Company reserved 15,727,910 shares of common stock, based upon the closing market price per share on Friday, March 27, 2009 of $12.99. The New Rights will expire on June 5, 2013 unless earlier redeemed or exchanged by the Company.

4. Stock Repurchase Program

Through March 29, 2009, Nathan's purchased a total of 2,693,806 shares of common stock at a cost of approximately $18,798 in completion of the first, second and third stock repurchase plans previously authorized by the Board of Directors. Of these repurchased shares, 693,806 shares were repurchased at a cost of $9,712 during the year ended March 29, 2009. On November 5, 2007, Nathan's Board of Directors authorized a third stock repurchase plan for the purchase of up to 500,000 shares of the Company's common stock, under which 500,000 shares were repurchased at a cost of $7,312 during the fiscal year ended March 29, 2009. On November 13, 2008, Nathan's Board of Directors authorized a fourth stock repurchase plan for the purchase of up to 500,000 shares of the Company's common stock, under which 193,806 shares were repurchased at a cost of $2,400 during the fiscal year ended March 29, 2009.

On June 11, 2008, Nathan's and Mutual Securities, Inc. ("MSI") entered into an agreement (the "10b5-1 Agreement") pursuant to which MSI was authorized to purchase shares of the Company's common stock, par value $.01 per share ("Common Stock") having a value of up to an aggregate $6 million. The Company completed its purchases under the 10b5-1 Agreement in November 2008.

On February 5, 2009, Nathan's and MSI entered into another agreement (the "second 10b5-1 Agreement") pursuant to which MSI has been authorized to purchase shares of the Company's common stock, having a value of up to an aggregate $3.6 million, which purchases may commence on March 16, 2009. Both the first and second 10b5-1 Agreements were adopted under the safe harbor provided by Rule 10b5-1 of the Securities Exchange Act of 1934 in order to assist the Company in implementing its previously announced stock purchase plans, in each case for the purchase of up to 500,000 shares. The second 10b5-1 Agreement shall terminate no later than March 15, 2010.

Purchases may be made from time to time, depending on market conditions, in open market or privately negotiated transactions, at prices deemed appropriate by management. There is no set time limit on the repurchases to be made under the fourth stock repurchase plan.

5. Employment Agreements

Effective January 1, 2007, Howard M. Lorber, previously Chairman of the Board and Chief Executive Officer, assumed the newly-created position of Executive Chairman of the Board of Nathan's and Eric Gatoff, previously Vice President and Corporate Counsel, became Chief Executive Officer of Nathan's.

In connection with the foregoing, the Company entered into an employment agreement with each of Messrs. Lorber (as amended, the "Lorber Employment Agreement") and Gatoff (the "Gatoff Employment Agreement"). Under the terms of the Lorber Employment Agreement, Mr. Lorber will serve as Executive Chairman of the Board from January 1, 2007 until December 31, 2012, unless his employment is terminated in accordance with the terms of the Lorber Employment Agreement. Pursuant to the Lorber Employment Agreement, Mr. Lorber receives a base salary of $400, and will not receive a contractually-required bonus. The Lorber Employment Agreement provides for a three-year consulting period after the termination of employment during which Mr. Lorber will receive a consulting fee of $200 per year in exchange for his agreement to provide no less than 15 days of consulting services per year, provided, Mr. Lorber is not required to provide more than 50 days of consulting services per year.

The Lorber Employment Agreement provides Mr. Lorber with the right to participate in employment benefits offered to other Nathan's executives. During and after the contract term, Mr. Lorber is subject to certain confidentiality, non-solicitation and non-competition provisions in favor of the Company.

In the event that Mr. Lorber's employment is terminated without cause, he is entitled to receive his salary and bonus for the remainder of the contract term. The employment agreement further provides that in the event there is a change in control, as defined in the agreement, Mr. Lorber has the option, exercisable within one year after such event, to terminate his employment agreement. Upon such termination, he has the right to receive a lump sum cash payment equal to the greater of (A) his salary and annual bonuses for the remainder of the employment term (including a prorated bonus for any partial fiscal year), which bonus shall be equal to the average of the annual bonuses awarded to him during the three fiscal years preceding the fiscal year of termination; or (B) 2.99 times his salary and annual bonus for the fiscal year immediately preceding the fiscal year of termination, as well as a lump sum cash payment equal to the difference between the exercise price of any exercisable options having an exercise price of less than the then current market price of the Company's common stock and such then current market price. In addition, Nathan's will provide Mr. Lorber with a tax gross-up payment to cover any excise tax due. In the event of termination due to Mr. Lorber's death or disability, he is entitled to receive an amount equal to his salary and annual bonuses for a three-year period, which bonus shall be equal to the average of the annual bonuses awarded to him during the three fiscal years preceding the fiscal year of termination.

In connection with Mr. Lorber's prior employment agreement dated January 1, 2005, we issued to Mr. Lorber 50,000 shares of restricted common stock, which vest ratably over the 5 years. A charge of $363 based on the fair market value of the Company's common stock of $7.25 on grant date has been charged to earnings ratably over the vesting period. As of March 29, 2009, March 30, 2008 and March 25, 2007, 50,000, 40,000 and 30,000 shares have been vested with none, 10,000 and 20,000 shares non-vested, at March 29, 2009, March 30, 2008 and March 25, 2007, respectively.

Under the terms of the Gatoff Employment Agreement, Mr. Gatoff will serve as Chief Executive Officer from January 1, 2007 until December 31, 2008, which period shall extend for additional one-year periods unless either party delivers notice of non-renewal no less than 180 days prior to the end of the term then in effect. Consequently, the Gatoff Employment Agreement has been extended through December 31, 2009, based on the original terms, and no non-renewal notice has been given as of June 9, 2009. Pursuant to the agreement, Mr. Gatoff will receive a base salary of $225 and an annual bonus equal in an amount of up to 100% of his base salary, depending upon the Company's achievement of performance goals established and agreed to by the Compensation Committee and Mr. Gatoff for each fiscal year during the employment term, and further, that Mr. Gatoff will be entitled to a minimum bonus of 50% of his base salary for the first two years of the Gatoff Employment Agreement. The Gatoff agreement provides for an automobile allowance and the right of Mr. Gatoff to participate in employment benefits offered to other Nathan's executives. During and after the contract term, Mr. Gatoff is subject to certain confidentiality, non-solicitation and non-competition provisions in favor of the Company.

The Company and its President and Chief Operating Officer entered into an employment agreement on December 28, 1992 for a period commencing on January 1, 1993 and ending on December

31, 1996. The employment agreement automatically extends for successive one-year periods unless notice of non-renewal is provided in accordance with the agreement. Consequently, the employment agreement has been extended annually through December 31, 2009, based on the original terms, and no non-renewal notice has been given as of June 9, 2009. The agreement provides for annual compensation of $275, which has been increased to $289 as a result of pay raises, plus certain other benefits. In November 1993, the Company amended this agreement to include a provision under which the officer has the right to terminate the agreement and receive payment equal to approximately three times annual compensation upon a change in control, as defined.

As a result of the sale of Miami Subs, the employment agreement between Miami Subs and its then President and Chief Operating Officer (who also serves as an executive officer of Nathan's) was cancelled and a new employment agreement was entered into with Nathan's effective May 31, 2007. The agreement provides for annual compensation of $210 plus certain other benefits and automatically renews annually unless 180 days prior written notice is given to the employee. No non-renewal notice has been given as of June 9, 2009. Consequently, the employment agreement has been extended through September 30, 2010. The agreement includes a provision under which the officer has the right to terminate the agreement and receive payment equal to approximately three times his annual compensation upon a change in control, as defined. In the event a non-renewal notice is delivered, the Company must pay the officer an amount equal to the employee's base salary as then in effect.

The Company and one employee of Nathan's entered into a change of control agreement effective May 31, 2007 for annual compensation of $136 per year. The agreement additionally includes a provision under which the employee has the right to terminate the agreement and receive payment equal to approximately three times his annual compensation upon a change in control, as defined.

Each employment agreement terminates upon death or voluntary termination by the respective employee or may be terminated by the Company on up to 30-days' prior written notice by the Company in the event of disability or "cause," as defined in each agreement.

6. 401(k) Plan

The Company has a defined contribution retirement plan under Section 401(k) of the Internal Revenue Code covering all nonunion employees over age 21 who have been employed by the Company for at least one year. Employees may contribute to the plan, on a tax-deferred basis, up to 20% of their total annual salary. The Company matches contributions at a rate of $.25 per dollar contributed by the employee on up to a maximum of 3% of the employee's total annual salary. Employer contributions for the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007 were $27, $29, and $32, respectively.

7. Other Benefits

The Company provides, on a contributory basis, medical benefits to active employees. The Company does not provide medical benefits to retirees.

Note L—Commitments and Contingencies

1. Commitments

The Company's operations are principally conducted in leased premises. The leases generally have initial terms ranging from 5 to 20 years and usually provide for renewal options ranging from 5 to 20 years. Most of the leases contain escalation clauses and common area maintenance charges (including taxes and insurance). Certain of the leases require additional (contingent) rental payments if sales volumes at the related restaurants exceed specified limits.

As of March 29, 2009, the Company has noncancelable operating lease commitments, net of certain sublease rental income, as follows:

	Lease Commitments	Sublease Income	Net Lease Commitments
2010	$ 1,429	$ 390	$1,039
2011	809	282	527
2012	601	220	381
2013	544	190	354
2014	541	96	445
Thereafter	7,056	98	6,958
	$10,980	$1,276	$9,704

Aggregate rental expense, net of sublease income, under all current leases amounted to $1,215, $1,204, and $1,174 for the fiscal years ended March 29, 2009, March 30, 2008, and March 25, 2007, respectively. Sublease rental income was $203, $194 and $140 for the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007, respectively.

Contingent rental payments on building leases are typically made based on the percentage of gross sales on the individual restaurants that exceed predetermined levels. The percentage of gross sales to be paid and related gross sales level vary by unit. Contingent rental expense, which is inclusive of common area maintenance charges, was approximately $147, $59 and $70 for the fiscal years ended March 29, 2009, March 30, 2008, and March 25, 2007 respectively.

The Company leases three sites, which it in turn subleases to franchisees, which expire on various dates through 2018 exclusive of renewal options. The Company remains liable for all lease costs when properties are subleased to franchisees.

The Company also subleases a restaurant location to a third party. This sub-lease provides for minimum annual rental payments by the Company aggregating approximately $102 and expires in 2013 exclusive of renewal options.

The Company leases the majority of its Corporate office in Florida to the purchaser of Miami Subs, which lease provides for lease payments of $108 per annum and charges for Common Area expenses. The lease expires in 2014 exclusive of renewal options.

In January 2009, the Company entered into a commitment, as amended, to purchase 2,592,000 pounds of hot dogs for $4,368 from its primary hot dog manufacturer. Nathan's has the right to order this product between April through September 2009. The hot dogs to be purchased represent approximately 43% of Nathan's estimated usage during the period of the commitment.

2. Contingencies

The Company and its subsidiaries are from time to time involved in ordinary and routine litigation. Management presently believes that the ultimate outcome of these proceedings, individually or in the aggregate, will not have a material adverse effect on the Company's financial position, cash flows or results of operations. Nevertheless, litigation is subject to inherent uncertainties and unfavorable rulings could occur. An unfavorable ruling could include money damages and, in such event, could result in a material adverse impact on the Company's results of operations for the period in which the ruling occurs.

The Company is also involved in the following legal proceedings:

On March 20, 2007, a personal injury lawsuit was initiated seeking unspecified damages against the Company's subtenant and the Company's master landlord at a leased property in Huntington, New York. The claim relates to damages suffered by an individual as a result of an alleged "trip and fall" on the sidewalk in front of the leased property, maintenance of which is the subtenant's responsibility. Although the Company was not named as a defendant in the lawsuit, under its master lease agreement the Company may have an obligation to indemnify the master landlord in connection with this claim. The Company did not maintain its own insurance on the property concerned at the time of the incident; however, the Company is named as an additional insured under its subtenant's liability policy.

Accordingly, if the master landlord is found liable for damages and seeks indemnity from the Company, the Company believes that it would be entitled to coverage under the subtenant's insurance policy. Additionally, under the terms of the sublease, the subtenant is required to indemnify the Company, regardless of insurance coverage.

The Company is party to a License Agreement with SMG, Inc. ("SMG") dated as of February 28, 1994, as amended (the "License Agreement") pursuant to which: (i) SMG acts as the Company's exclusive licensee for the manufacture, distribution, marketing and sale of packaged Nathan's Famous frankfurter product at supermarkets, club stores and other retail outlets in the United States; and (ii) the Company has the right, but not the obligation, to require SMG to produce hot dogs for the Nathan's Famous restaurant system and Branded Product Program. On July 31, 2007, the Company provided notice to SMG that the Company has elected to terminate the License Agreement, effective July 31, 2008, due to SMG's breach of certain provisions of the License Agreement. SMG has disputed that a breach has occurred and has commenced, together with certain of its affiliates, an action in state court in Illinois seeking, among other things, a declaratory judgment that SMG did not breach the License Agreement. The Company has answered SMG's complaint and asserted its own counterclaims which seek, among other things, a declaratory judgment that SMG did breach the License Agreement and that the Company has properly terminated the License Agreement. On July 31, 2008, SMG and Nathan's entered into a stipulation pursuant to which Nathan's agreed that it would not effectuate the termination of the License Agreement on the grounds alleged in the present litigation until such litigation has been successfully adjudicated, and SMG agreed that in such event, Nathan's shall have the option to require SMG to continue to perform under the License Agreement for an additional period of up to six months to ensure an orderly transition of the business to a new licensee/supplier. The parties are currently proceeding with the process of the litigation.

3. Guarantees

At the time of the sale of Miami Subs, a severance agreement, previously entered into between Miami Subs and one executive of Miami Subs, remained in force along with the guaranty by Nathan's of Miami Subs' obligations under that agreement. The agreement provided for a severance payment of $115 payable in six (6) monthly installments and payment for post-employment health benefits for the employee and dependants for the maximum period permitted under Federal Law. The executive terminated his employment with Miami Subs, effective October 5, 2007 and agreed to receive his severance payment over a 56-week period. Nathan's had the right to seek reimbursement from Miami Subs in the event that Nathan's was required to make payments under the guarantee of the agreement.

Nathan's initially recorded a liability of $115 at the date of sale in connection with this guarantee. The severance obligation was fully satisfied by Miami Subs during the fiscal year ended March 29, 2009. Nathan's was not required to make any payments under this guarantee.

Note M—Related Party Transactions

An accounting firm of which Charles Raich, who serves on Nathan's Board of Directors serves as Managing Partner, received ordinary tax preparation and other consulting fees of $146, $182, and $128 for the fiscal years ended March 29, 2009, March 30, 2008 and March 25, 2007, respectively.

A firm which Mr. Lorber serves as a consultant to (and, prior to January 2005, was the Chairman of), and the firm's affiliates, received ordinary and customary insurance commissions aggregating approximately $15, $12, and $23 for the fiscal years ended March 29, 2009, March 30, 2008, and March 25, 2007, respectively.

Note N—Quarterly Financial Information (Unaudited)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal Year 2009				
Total revenues	**$14,040[a]**	**$14,523**	**$10,619**	**$10,039**
Gross profit[b]	**2,684**	**2,817**	**1,652**	**1,553**
Net income	**3,822[d]**	**1,859**	**857**	**944**
Per share information				
Net income per share				
Basic[c]	**$ .62**	**$ .31**	**$ .15**	**$ .17**
Diluted[c]	**$ .59**	**$ .29**	**$ .14**	**$ .16**
Shares used in computation of net income per share				
Basic[c]	**6,165,000**	**5,984,000**	**5,756,000**	**5,685,000**
Diluted[c]	**6,473,000**	**6,309,000**	**6,022,000**	**5,915,000**
Fiscal Year 2008				
Total revenues[a]	$12,737	$14,019	$10,240	$10,229
Gross profit[a][b]	2,393	3,274	1,892	1,630
Net income	3,152[e]	1,774	877	752
Per share information				
Net income per share				
Basic[c]	$ .52	$ .29	$ .14	$ .12
Diluted[c]	$ .48	$ .27	$ .14	$ .12
Shares used in computation of net income per share				
Basic[c]	6,018,000	6,119,000	6,092,000	6,109,000
Diluted[c]	6,499,000	6,562,000	6,492,000	6,457,000

(a) Total revenues and gross profit were adjusted from amounts previously reported on Forms 10-Q to reflect a reclassification of continuing operations to discontinued operations in the fiscal years shown.

(b) Gross profit represents the difference between sales and cost of sales.

(c) The sum of the quarters may not equal the full year per share amounts included in the accompanying consolidated statements of earnings due to the effect of the weighted average number of shares outstanding during the fiscal years as compared to the quarters.

(d) Includes gains of disposal of discontinued operations, net of tax, of $2,519.

(e) Includes gains of disposal of discontinued operations, net of tax, of $1,568.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Nathan's Famous, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of Nathan's Famous, Inc. (a Delaware Corporation) and subsidiaries (the "Company") as of March 29, 2009 and March 30, 2008, and the related consolidated statements of earnings, stockholders' equity and cash flows for the fifty-two weeks ended March 29, 2009, the fifty-three weeks ended March 30, 2008 and the fifty-two weeks ended March 25, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Nathan's Famous, Inc. and subsidiaries as of March 29, 2009 and March 30, 2008, and the results of their operations and their cash flows for the fifty-two weeks ended March 29, 2009, the fifty-three weeks ended March 30, 2008 and the fifty-two weeks ended March 25, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note B of the notes to consolidated financial statements, on March 27, 2006 the Company has adopted Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment and on March 26, 2007 the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109, Accounting for Income Taxes".

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Nathan's Famous, Inc.'s internal control over financial reporting as of March 29, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 9, 2009 expressed an unqualified opinion thereon.



GRANT THORNTON LLP
Melville, New York
June 9, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Nathan's Famous, Inc. and Subsidiaries

We have audited Nathan's Famous, Inc. (a Delaware Corporation) and subsidiaries' (the "Company") internal control over financial reporting as of March 29, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Nathan's Famous, Inc. maintained, in all material respects, effective internal control over financial reporting as of March 29, 2009, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of March 29, 2009 and March 30, 2008, and the related consolidated statements of earnings, stockholders' equity and cash flows for the fifty-two weeks ended March 29, 2009, the fifty-three weeks ended March 30, 2008 and the fifty-two weeks ended March 25, 2007 and our report dated June 9, 2009 expressed an unqualified opinion thereon and contains an explanatory paragraph related to the adoption of Financial Accounting Standards Board Statement No. 123(R), Share-Based Payment on March 27, 2006 and Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes —an interpretation of FASB Statement No. 109, Accounting for Income Taxes" on March 26, 2007.



GRANT THORNTON LLP
Melville, New York
June 9, 2009

MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Common Stock Prices

Our common stock began trading on the over-the-counter market on February 26, 1993 and is quoted on the Nasdaq National Market System ("Nasdaq") under the symbol "NATH." The following table sets forth the high and low closing sales prices per share for the periods indicated:

	High	Low
Fiscal year ended March 29, 2009		
First quarter	**$15.00**	**$12.96**
Second quarter	**16.04**	**14.25**
Third quarter	**15.89**	**12.34**
Fourth quarter	**13.98**	**11.56**
Fiscal year ended March 30, 2008		
First quarter	$15.79	$14.16
Second quarter	19.20	15.01
Third quarter	17.87	16.25
Fourth quarter	17.86	13.03

At June 4, 2009, the closing price per share for our common stock, as reported by Nasdaq, was $13.25.

Dividend Policy

We have not declared or paid a cash dividend on our common stock since our initial public offering and do not anticipate that we will pay any dividends in the foreseeable future. It is our Board of Directors' policy to retain all available funds to finance the development and growth of our business and to purchase stock pursuant to our stock buyback program. The payment of any cash dividends in the future will be dependent upon our earnings and financial requirements.

Shareholders

As of June 4, 2009, we had approximately 728 shareholders of record, excluding shareholders whose shares were held by brokerage firms, depositories and other institutional firms in "street name" for their customers.

Annual Shareholders' Meeting

The Annual Meeting of Shareholders of the Company will be held at 10:00 a.m., EST on Thursday, September 10, 2009, in the Conference Room on the lower level of 1400 Old Country Road, Westbury, New York.

COMPARISON OF 5-YEAR CUMULATIVE TOTAL RETURN*

Among Nathan's Famous, Inc., The S&P 500 Index and The S&P Restaurants Index



$300
250
200
150
100
50
0
3/28/04
3/27/05
3/26/06
3/25/07
3/30/08
3/29/09
Nathan's Famous, Inc.
S&P 500
S&P Restaurants

**$100 invested on 3/28/04 in stock or 3/31/04 in index, including reinvestment of dividends. Indexes calculated on month-end basis.*



CORPORATE DIRECTORY

List of Directors

Howard M. Lorber
Executive Chairman of the Board, Nathan's Famous, Inc.

Eric Gatoff
Chief Executive Officer, Nathan's Famous, Inc.

Wayne Norbitz
President & Chief Operating Officer, Nathan's Famous, Inc.

Donald L. Perlyn
Executive Vice President, Nathan's Famous, Inc.

Robert J. Eide
Chairman & Chief Executive Officer, AEGIS Capital Corp.

Barry Leistner
President & Chief Executive Officer, Koenig Iron Works, Inc.

Brian S. Genson
President, Motorsport Investments

A.F. Petrocelli
Chairman, President & Chief Executive Officer, United Capital Corp.

Charles Raich
Managing Partner, Raich, Ende, Malter & Co. LLP

List of Officers

Howard M. Lorber
Executive Chairman of the Board, Nathan's Famous, Inc.

Eric Gatoff
Chief Executive Officer, Nathan's Famous, Inc.

Wayne Norbitz
President & Chief Operating Officer

Donald L. Perlyn
Executive Vice President

Ronald G. DeVos
Vice President—Finance, Chief Financial Officer & Secretary

Randy K. Watts
Vice President—Franchise Operations

Donald P. Schedler
Vice President—Development, Architecture & Construction

Independent Registered Public Accounting Firm

Grant Thornton LLP
445 Broadhollow Road
Melville, New York 11747

Corporate Counsel

Farrell, Fritz, PC
1320 RexCorp Plaza
Uniondale, New York 11556

Transfer Agent

American Stock Transfer
& Trust Company
59 Maiden Lane
New York, New York 10038

Form 10-K

THE COMPANY'S ANNUAL REPORT ON FORM 10-K AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, IS AVAILABLE WITHOUT CHARGE UPON WRITTEN REQUEST:
SECRETARY
NATHAN'S FAMOUS, INC.
1400 OLD COUNTRY ROAD
WESTBURY, NEW YORK 11590

Quarterly Shareholder Letter

Will be available on our website.
Copies will be provided upon request.

Corporate Headquarters

1400 Old Country Road
Westbury, New York 11590
516-338-8500 Telephone
516-338-7220 Facsimile

Company Website

www.nathansfamous.com

Designed by Curran & Connors, Inc.
www.curran-connors.com



1400 Old Country Road, Suite 400
Westbury, New York 11590

www.nathansfamous.com


Nathan's
FAMOUS